As filed with the Securities and Exchange Commission on October 31, 2001

                                                          Registration No 333-


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                --------------------------------------------


                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                                -----------

                      PLUM CREEK TIMBER COMPANY, INC.
           (Exact name of registrant as specified in its charter)


            Delaware                                  91-1912863
(State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                 Identification Number)

                        999 Third Avenue, Suite 2300
                         Seattle, Washington 98104
                               (206) 467-3600
            (Address, Including Zip Code, and Telephone Number,
     Including Area Code, of Registrant's Principal Executive Offices)

                --------------------------------------------

                            James A. Kraft, Esq.
               Vice President, General Counsel and Secretary
                      Plum Creek Timber Company, Inc.
                        999 Third Avenue, Suite 2300
                         Seattle, Washington 98104
                               (206) 467-3600
         (Name, Address, Including Zip Code, and Telephone Number,
                 Including Area Code, of Agent for Service)

                --------------------------------------------

                              with copies to:


         Gregg A. Noel, Esq.                      Alison S. Ressler, Esq.               Valerie Ford Jacob, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP          Sullivan & Cromwell          Fried, Frank, Harris, Shriver & Jacobson
  300 South Grand Avenue, Suite 3400              1888 Century Park East                   One New York Plaza
    Los Angeles, California 90071               Los Angeles, California 90067           New York, New York 10004
            (213) 687-5000                           (310) 712-6600                          (212) 859-8000


                --------------------------------------------


                    Approximate date of commencement of
                  proposed sale to the public: As soon as
                practicable after the effective date of this
                          Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                      CALCULATION OF REGISTRATION FEE
================================================================================
 Title of Each                   Proposed Maximum   Proposed Maximum
  Class of               Amount      Offering          Aggregate      Amount of
 Securities              to Be      Price Per          Offering     Registration
to Be Registered       Registered    Share (1)         Price (1)         Fee
--------------------------------------------------------------------------------
Common Stock, par       9,851,633    $28.27          $278,505,665      $69,650
value $.01 per share
================================================================================
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

[FLAG]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                           Subject to Completion
               Preliminary Prospectus dated October 31, 2001

PROSPECTUS
----------
                              8,566,637 SHARES
                      PLUM CREEK TIMBER COMPANY, INC.
                                COMMON STOCK


                          -----------------------



         PC Advisory Partners I, L.P. and PCMC Intermediate Holdings, L.P., which we will refer to individually as a selling stockholder and collectively as the selling stockholders, are selling 85,666 and 8,480,971 shares, respectively.


         The shares trade on the New York Stock Exchange and the Pacific Exchange under the symbol "PCL." On October 30, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $28.26 per share.


         INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


                          -----------------------
                                                              Per Share   Total
                                                              ---------   -----
     Public offering price..................................      $         $
     Underwriting discount..................................      $         $
     Proceeds, before expenses, to selling stockholders.....      $         $


         The underwriters may also purchase up to an additional 1,284,996 shares from the selling stockholders at the public offering price less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


         The shares will be ready for delivery on or about         , 2001.


                          -----------------------
MERRILL LYNCH & CO.                                      GOLDMAN, SACHS & CO.


                          -----------------------




                  The date of this prospectus is        , 2001.

                             TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary........................................................   1
Risk Factors..............................................................   3
Special Note Regarding Forward-Looking Statements.........................   9
Use of Proceeds...........................................................   9
Per Share Market Price and Dividend Information...........................  10
Selected Financial Data...................................................  11
Unaudited Combined Pro Forma Condensed Financial Statements...............  13
Industry Overview.........................................................  24
Business..................................................................  25
Selling Stockholders......................................................  34
Federal Income Taxation of Plum Creek and Its Stockholders................  36
Underwriting..............................................................  48
Legal Matters.............................................................  50
Experts...................................................................  50
Where You Can Find More Information.......................................  50
Incorporation by Reference................................................  51

                              ----------------

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.




                            PROSPECTUS SUMMARY

THE COMPANY

     As a result of the mergers described below, we are the second largest private timberland owner in the United States, with over 7.8 million acres of timberlands located in 19 states. Our diverse timberland holdings are located in three distinct geographical regions and are strategically situated near end-markets for our products.

     On October 6, 2001, six former subsidiaries of Georgia-Pacific Corporation, referred to collectively as the Subsidiaries, merged with and into us. The Subsidiaries collectively held all of the assets and liabilities attributed to Georgia-Pacific's timber and timberlands business, or The Timber Company. We acquired approximately 3.9 million acres of primarily pine forests in the southern regions of the United States, 287,000 acres of primarily Douglas-fir forests in Oregon and 484,000 acres of mixed hardwood forests in the Appalachian and north eastern regions of the United States for a purchase price of approximately $3.4 billion, which includes debt incurred by us sufficient to extinguish the debt attributed to The Timber Company, which was approximately $650 million as of September 1, 2001. The mergers with The Timber Company are being accounted for as a reverse acquisition, with The Timber Company being treated as the acquirer for financial reporting purposes. As a consequence, the financial statements of The Timber Company constitute the financial statements of Plum Creek effective as of the consummation of the mergers. Our principal executive offices are located at 999 Third Avenue, Suite 2300, Seattle, Washington 98104 and our telephone number is (206) 467-3600.

RECENT DEVELOPMENTS

     Set forth below is separate financial information for each of Plum Creek and The Timber Company prior to the mergers.

     PLUM CREEK PRE-MERGER

     On October 23, 2001, we announced earnings for the quarter ended September 30, 2001 of $16.9 million, or $0.24 per share, which includes $2.7 million, or $0.04 per share, of expenses related to the mergers. Earnings for the same period in 2000 were $9.5 million, or $0.14 per share, including $2.2 million, or $0.03 per share, of expenses related to the mergers.

     Earnings for the nine months ended September 30, 2001 were $84.9 million, or $1.23 per share, including a one-time gain of $24.7 million, or $0.36 per share, from the March 2001 sale of our former southwest Washington timberlands to Pope Resources and $7.7 million, or $0.11 per share, of expenses related to the mergers. Earnings for the nine months ended September 30, 2000 were $111.1 million, or $1.61 per share, including a one-time gain of $49.9 million, or $0.72 per share, from the sale of our St. Maries, Idaho timberlands to Crown Pacific Partners and $2.2 million, or $0.03 per share, of expenses related to the mergers. Excluding one-time items, results for the nine months ended September 30, 2001 and September 30, 2000 were $0.98 per share and $0.92 per share, respectively.

     Our EBITDA, a measure of cash flow defined as operating income plus depreciation, depletion and amortization, was $46.0 million for the quarter ended September 30, 2001 and $145.0 million for the nine months ended September 30, 2001, compared to $36.9 million and $147.1 million for the prior-year periods. As of September 30, 2001, we had $159.2 million in cash and cash equivalents and total debt of $810.5 million.

     Net income for the quarter ended September 30, 2001 increased over 75% compared to the same period in 2000 due to lumber and plywood price improvements combined with a higher level of real estate sales. In addition, lumber and plywood prices were up 8% and 7%, respectively, over the quarter ended September 30, 2000.

     THE TIMBER COMPANY PRE-MERGER

     Earnings for The Timber Company for the quarter ended September 30, 2001 were $46 million, or $0.40 per diluted share, compared with $32 million, or $0.28 per diluted share, for the same period in 2000.

     Earnings for The Timber Company for the nine months ended September 30, 2001 were $104 million, or $0.91 per diluted share, compared with $106 million, or $0.93 per diluted share, for the nine months ended September 30, 2000.

     The Timber Company's EBITDA, a measure of cash flow defined as operating income plus depreciation, depletion and amortization, was $95 million for the quarter ended September 30, 2001 and $227 million for the nine months ended September 30, 2001, compared to $70 million and $226 million for the prior-year periods.

     DIVIDENDS

     On October 23, 2001, we announced a quarterly cash dividend of $0.57 per share, payable on November 30, 2001, to our stockholders of record as of November 16, 2001. We anticipate that our regular dividend for the fourth quarter of 2001 will be accelerated and paid prior to December 31, 2001, and that this payment will be sufficient to accomplish the required distribution of The Timber Company's historic earnings and profits. See "Federal Income Taxation of Plum Creek and Its Stockholders-Distribution of Acquired Earnings and Profits."

THE OFFERING

     The following information assumes that the underwriters do not exercise the option granted by the selling stockholders to purchase additional shares in the offering. See "Underwriting."



Shares offered by selling stockholders................ 8,566,637

Shares outstanding as of October 29, 2001............. 181,683,945(1)

Use of proceeds....................................... All net proceeds from the offering will go to the
                                                       selling stockholders. We
                                                       will not receive any of
                                                       the proceeds from this
                                                       offering.

New York Stock Exchange and Pacific Exchange symbol... PCL

--------------------
(1) Excluding outstanding options and warrants to purchase shares of our common stock.

                                RISK FACTORS

THE EXPECTED BENEFITS OF INTEGRATING OUR OPERATIONS WITH THE TIMBER COMPANY MAY NOT BE REALIZED

     We, as the surviving corporation following the mergers with the Subsidiaries, which collectively held all of the assets and liabilities attributed to The Timber Company, expect to maintain the existing business of Plum Creek and The Timber Company and to realize modest cost savings and other synergies from the mergers. Nevertheless, our success in maintaining our business and in realizing these cost savings and synergies, and the timing of this realization, depend on the quality and speed of the integration process. There are numerous systems that must be integrated, including information systems, purchasing, accounting and finance, sales, billing, payroll and regulatory compliance. We may experience difficulty maintaining our business and may not realize the cost savings and synergies from integrating the operations of Plum Creek and The Timber Company as fully or as quickly as we expect for a number of reasons, including:

    o   our increased size and the resulting complexity of our organization;
    o   potential errors in planning or executing the integration; and
    o the occurrence of unexpected events such as changes in the markets in which we operate.

     If we are unable to integrate our operations and those of The Timber Company in a timely and efficient manner, then some or all of the benefits of the mergers may be delayed or may not be realized and, as a result, our operating results and the market price of our common stock may be adversely affected. In particular, if the integration is not done in a timely and efficient manner, we may be unable to retain current customers.

     In addition, the attention and effort devoted to integrating our business with The Timber Company could have the effect of diverting management's attention from other matters, and could potentially harm our business and operating results.

     IF GEORGIA-PACIFIC'S REDEMPTION OF TIMBER COMPANY COMMON STOCK DID NOT QUALIFY FOR TAX-FREE TREATMENT, GEORGIA-PACIFIC AND THE HOLDERS OF TIMBER COMPANY COMMON STOCK WOULD BE SUBJECT TO TAX

     In connection with the mergers, we previously received an opinion from our tax counsel that the redemption by Georgia-Pacific of each outstanding share of Georgia-Pacific Corporation-Timber Group Common Stock, or Timber Company common stock, in exchange for a unit, which represented one outstanding share of common stock of each of the Subsidiaries, and the mergers will generally be treated as tax-free transactions for Federal income tax purposes, that is that the redemptions will be eligible for treatment under section 355 of the Internal Revenue Code of 1986, as amended. In rendering the tax opinion, our tax counsel noted that the redemption presents novel factual and legal issues and that the conclusions in the opinion depend heavily on representations from our officers and those of Georgia-Pacific. In addition, we and Georgia-Pacific sought a ruling from the Internal Revenue Service with respect to the treatment of the redemption as a tax-free exchange under section 355 of the Internal Revenue Code. The Internal Revenue Service exercised its discretion not to issue the ruling on the basis that the evidence proffered in support of the business purposes for the redemption and the mergers did not meet the high standard that the published procedures of the Internal Revenue Service require taxpayers to satisfy in order to receive favorable rulings. It is not possible to predict whether the efforts of the parties to obtain a ruling will cause the redemption to be subject to greater scrutiny or challenge by the Internal Revenue Service. Although our tax counsel has issued its tax opinion, such opinion is not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service would not challenge the transactions and that, if the Internal Revenue Service did so, it would not be upheld by a court. In addition, Georgia-Pacific previously received an opinion from its tax counsel substantially similar in nature to the opinion we received.

     If, for any reason, the redemption were not eligible for treatment under section 355 of the Internal Revenue Code, Georgia-Pacific would recognize taxable gain on the redemption in an amount approximately equal to the value of the Subsidiaries at the time of the redemption. Under the tax matters agreement between us and Georgia-Pacific, we would generally be responsible for 50% of such liability, in excess of the proceeds of the insurance policies obtained by The Timber Company insuring against the risk that Georgia-Pacific would be subject to tax on the redemption. Assuming that the price of our common stock on October 5, 2001 was the correct measure of the fair market value of the Subsidiaries, and assuming that Georgia-Pacific has little or no tax basis in the stock of the Subsidiaries, the Federal income tax liability would be approximately $1.0 billion, excluding interest and any penalties.

THE INSURANCE WILL NOT COVER ALL CIRCUMSTANCES UNDER WHICH THE SEPARATION OF THE TIMBER COMPANY AND REDEMPTION OF TIMBER COMPANY COMMON STOCK COULD BECOME TAXABLE TO GEORGIA-PACIFIC AND WILL NOT COVER ALL OF THE POTENTIAL TAX LIABILITY

     The Timber Company has obtained insurance from a number of major insurance companies for a total of $500 million against the risk that Georgia-Pacific would be subject to tax on the redemption. The insurance generally only covers the risk that the legal analysis of the redemption is not accepted by the Internal Revenue Service or the courts. If, for example, the redemption were subject to tax because our representations or those of Georgia-Pacific were untrue or incorrect, Georgia-Pacific would likely not be able to collect under the terms of the insurance. The insurance does not cover any tax liability of a former holder of Timber Company common stock either from the redemption or the mergers. In addition, subject to specified exceptions, neither we nor Georgia-Pacific may settle a claim relating to an insured tax loss without the consent of the insurers.

WE WILL HAVE TO ABIDE BY POTENTIALLY SIGNIFICANT RESTRICTIONS WITH RESPECT TO ISSUANCES OF OUR EQUITY SECURITIES UNTIL OCTOBER 2003

     Even if the redemption otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, Georgia-Pacific may, nevertheless, be subject to tax under section 355(e) of the Internal Revenue Code if acquisitions or issuances of our stock following the mergers cause the former holders of Timber Company common stock to own less than a majority of the outstanding shares of our common stock. In particular, section 355(e) of the Internal Revenue Code will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the redemption. For this purpose, any acquisitions or issuances of our stock before October 2003 are presumed to be part of such a plan, although we and Georgia-Pacific may be able to rebut that presumption. If such an issuance or acquisition of our stock triggers the application of section 355(e) of the Internal Revenue Code, Georgia-Pacific would recognize taxable gain on the redemption, but the redemption would generally be tax-free to each of the former holders of Timber Company common stock. Under the tax matters agreement between us and Georgia-Pacific, we would be required to indemnify Georgia-Pacific against that taxable gain if it were triggered by an acquisition or issuance of our stock. As of the effective date of the mergers, the former holders of Timber Company common stock held approximately 62% of the outstanding shares of our common stock on a fully diluted basis.

     Because of the change in control limitation imposed by section 355(e) of the Internal Revenue Code, we may be limited in the amount of stock that we can issue to make acquisitions or to raise additional capital until October 2003. Also, our indemnity obligation to Georgia-Pacific might discourage, delay or prevent a change of control that our stockholders may consider favorable.

THE CYCLICAL NATURE OF THE FOREST PRODUCTS INDUSTRY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our results of operations are affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products are subject to cyclical fluctuations. The demand for logs and wood products is primarily affected by the level of new residential construction activity and, to a lesser extent, repair and remodeling activity and other industrial uses. The demand for logs is also affected by the demand for wood chips in the pulp and paper markets. These activities are, in turn, subject to fluctuations due to, among other factors:

       o      changes in domestic and international economic conditions;
       o      interest rates;
       o      population growth and changing demographics; and
       o      seasonal weather cycles.

     Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This results in lower revenues, profits and cash flows to us. In addition, our results of operations may be subject to global economic changes as global supplies of wood fiber shift in response to changing economic conditions. Changes in global economic conditions that could affect our results of operations include, but are not limited to, new timber supply sources and changes in currency exchange rates, foreign and domestic interest rates and foreign and domestic trade policies.

     Also, industry-wide increases in the supply of logs and wood products have led in general to the downward pressure on prices during the past twelve months. In response to a favorable price environment during much of fiscal year 1999, many timber companies increased production volumes for logs and wood products. However, this increased production, coupled with a modest decline in demand for these products in general, has led to oversupply and lower prices.

     In addition, the market for and ability to sell non-strategic timberlands and timberland properties that have higher and better uses can have a significant effect on our results of operations. Market demand for timberlands generally and higher and better use timberlands may decrease and adversely affect our results of operations.

     Historically, Canada has been a significant source of lumber for the United States market, particularly in the new home construction market. However, in 1995, the United States and Canadian governments entered into a five-year lumber trade agreement that became effective April 1, 1996. This agreement was intended to limit the volume of Canadian lumber exported into the United States through the assessment of an export tariff on annual lumber exports to the United States in excess of certain levels from the four major producing Canadian provinces. The agreement expired in April 2001, and it is uncertain whether it will be renewed or whether a similar agreement will be entered into between the two countries. As a result, inventories in Canada of lumber intended for export to the U.S. market have increased. Following expiration of the agreement, the United States imposed a 19% countervailing duty on Canadian lumber imports, and U.S. industry coalitions brought antidumping and countervailing duty lawsuits against Canadian exporters. If the lawsuits are not successful, if the current countervailing duty is not maintained or if a similar trade agreement between the two countries is not ultimately executed, then a significant increase in the supply of lumber to U.S. markets from Canadian sources could result, which would increase downward pressure on lumber and log prices.

THE FOREST PRODUCTS INDUSTRY IS HIGHLY COMPETITIVE

     The forest products industry is highly competitive in terms of price and quality. Wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. For example, plywood markets are subject to competition from oriented strand board, and U.S. lumber and log markets are subject to competition from other worldwide suppliers.

OUR CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE

     On July 1, 1999, we converted from a master limited partnership to a real estate investment trust, or REIT. REITs are required to distribute 90% of their net taxable ordinary income. However, unlike ordinary income such as rent, the Internal Revenue Code does not require REITs to distribute capital gain income. Accordingly, we do not believe that the Internal Revenue Code will require us to distribute any material amounts of cash given that the majority of our income comes from timber sales, which are treated as capital gains. Our board of directors, in its sole discretion, determines the amount of the quarterly distributions to be provided to our stockholders based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands and those timberland properties that have higher and better uses. Consequently, our distribution levels may fluctuate.

     Notwithstanding the foregoing, we will be required, by January 31, 2002, to distribute the earnings and profits acquired from the Subsidiaries. As a result of this requirement, a portion of the distribution that would otherwise be a return of capital or capital gain to our stockholders will be ordinary income for Federal income tax purposes. If we fail to distribute an amount equal to the Subsidiaries' earnings and profits on or before January 31, 2002, we might be subject to adverse tax consequences. We anticipate that we will accelerate the dividend with respect to the fourth quarter of 2001, which normally would be paid in February 2002, and pay it prior to December 31, 2001. Based on the amounts anticipated to be distributed to stockholders after the date hereof, we expect that, even if the earnings and profits of the Subsidiaries were subsequently adjusted upward by the Internal Revenue Service, the amounts distributed would exceed such earnings and profits. Nevertheless, such an adjustment may give rise to the imposition of the 4% excise tax on the excess of income required to be distributed over the amounts treated as distributed after application of the earnings and profits rule. See "Federal Income Taxation of Plum Creek and Its Stockholders."

OUR ABILITY TO HARVEST TIMBER MAY BE SUBJECT TO LIMITATIONS WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

     Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of timberlands as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural disasters. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting our timberlands will in fact be so limited. As is common in the forest products industry, we do not maintain insurance coverage with respect to damage to our timberlands.

     Much of our Northwest timberlands are intermingled with sections of Federal land managed by the United States Forest Service. In many cases, access is only, or most economically, achieved through a road or roads built across adjacent Federal land. In order to access these intermingled timberlands, we have obtained from time to time either temporary or permanent access rights across Federal lands. This process has often been, and will likely continue to be, affected by, among other things, the requirements of the Endangered Species Act, the National Environmental Policy Act and the Clean Water Act. Access and regulatory restrictions may delay or prevent us from harvesting some of our timberlands.

     Our revenues, net income and cash flow from our operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. In addition, the terms of our long-term debt agreements and lines of credit limit our ability to fund dividends to stockholders by accelerating the harvest of significant amounts of timber.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY PREVENT A CHANGE IN CONTROL

     Some provisions of our certificate of incorporation may discourage a third party from seeking to gain control of us. For example, the ownership limitations described in our certificate of incorporation could have the effect of delaying, deferring, or limiting a change of control in which holders of our common stock might receive a premium for their shares over the then prevailing market price. The following is a summary of provisions of our certificate of incorporation which may have this effect.

        THE OWNERSHIP LIMIT

        In order for us to maintain our qualification as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code. For the purpose of preserving our REIT qualification, our certificate of incorporation prohibits ownership, either directly or under the applicable attribution rules of the Internal Revenue Code, of more than 5% of the lesser of the total number of shares of our common stock outstanding or the value of the outstanding shares of our common stock by any stockholder other than by some designated persons agreed to by us or as set forth in our certificate of incorporation (the "Ownership Limit"). The Ownership Limit may have the effect of discouraging an acquisition of control of us without the approval of our board of directors.

        The Ownership Limit in our certificate of incorporation also restricts the transfer of our common stock. For example, any transfer of our equity is null and void if the transfer would:

        o result in any person owning, directly or indirectly, equity in excess of the Ownership Limit;
        o result in our equity being owned, directly or indirectly, by fewer than 100 persons;
        o result in us being "closely held" (as defined in the Internal Revenue Code);
        o result in us failing to qualify as a "domestically controlled REIT" (as defined in the Internal Revenue Code); or
        o   otherwise cause us to fail to qualify as a REIT.

        These transfer restrictions, however, allow specific persons designated in our certificate of incorporation to beneficially own, in the aggregate, up to approximately 10% of our outstanding common stock. This exception will be permanently reduced to the extent that these persons sell their shares of our common stock or to the extent that new issuances of our common stock reduce their percentage of beneficial ownership.

        THE PREFERRED STOCK

        Our certificate of incorporation authorizes our board of directors to issue up to 75 million shares of preferred stock. Upon issuance, our board of directors will establish the preferences and rights for this preferred stock. These preferences and rights may include the right to elect additional directors. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us even if a change in control were in our stockholders' best interests.

        SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

        Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in business transactions with a person or entity that owns 15% or more of our voting stock for a period of three years following the time such person or entity became an "interested stockholder" unless, prior to such time, our board of directors approved either the business combination or the transaction which resulted in such person or entity becoming an interested stockholder. A business transaction may include mergers, asset sales and other transactions resulting in financial benefit to the person or entity that owns 15% or more of our voting stock.

IF WE FAIL TO QUALIFY AS A REIT, WE WOULD BE SUBJECT TO TAX AT CORPORATE RATES AND WOULD NOT BE ABLE TO DEDUCT DISTRIBUTIONS TO STOCKHOLDERS WHEN COMPUTING OUR TAXABLE INCOME

        If in any taxable year we fail to qualify as a REIT:

        o we would be subject to Federal and state income tax on our taxable income at regular corporate rates of approximately 39%;
        o we would not be allowed to deduct distributions to stockholders in computing our taxable income; and
        o unless we were entitled to relief under the Internal Revenue Code, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

        If we fail to qualify as a REIT, we might need to borrow funds or liquidate some investments in order to pay the additional tax liability. Accordingly, funds available for investment or distribution to our stockholders would be reduced for each of the years involved.

        Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. Although we operate in a manner consistent with the REIT qualification rules, there cannot be any assurance that we are or will remain so qualified.

        In addition, the rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the United States Department of the Treasury. Changes to the tax law could adversely affect our stockholders. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders may be changed. See "Federal Income Taxation of Plum Creek and Its Stockholders."

OUR TIMBERLANDS ARE SUBJECT TO FEDERAL AND STATE ENVIRONMENTAL REGULATIONS

        We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties, remediation expenses, potential injunctions, cease and desist orders and criminal penalties. We engage in the following activities which are subject to regulation:

        o forestry activities, including harvesting, planting and road building, use and maintenance;
        o   the generation of air emissions;
        o   the discharge of industrial wastewater and storm water; and
        o the generation and disposal of both hazardous and nonhazardous wastes.

        Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. These laws or future legislation or administrative or judicial action with respect to protection of the environment may adversely affect our business.

        The Endangered Species Act and similar state laws protect species threatened with possible extinction. A number of species on our timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, karner blue butterfly, red cockaded woodpecker, bull trout, and various salmon species. Protection of threatened and endangered species may include restrictions on timber harvesting, road building and other forest practices on private, Federal and state land containing the affected species.

OUR SETTLEMENT OF UNITHOLDER LITIGATION MAY RESULT IN NON-CASH EXPENSE WHICH COULD ADVERSELY AFFECT OUR INCOME STATEMENTS

        On April 9, 1999, we and our former general partner settled litigation relating to our conversion to a REIT. Under this settlement agreement, our former general partner has agreed to pay eligible unitholders up to $30 million based upon our performance under specified financial targets. This payment would be made, if at all, on or about April 15, 2004, or at such earlier date as is provided for by the terms of the settlement agreement. The Securities and Exchange Commission's Staff Accounting Bulletin No. 79 provides that any payment made by our former general partner as part of this settlement will be accounted for as a deemed capital contribution by the former general partner to us, followed by a non-cash expense by us. The Staff Accounting Bulletin requires that payments made by a principal shareholder of a corporation be expensed by the corporation if the corporation receives any benefit as a result of such payment. Therefore, we will record a non-cash expense in the period in which, and to the extent that, it appears probable that a payment is required. Although any payments by our former general partner, as described above, will cause a corresponding reduction in our net income, it will have no impact on our cash flow.


             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference herein includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Some of the forward-looking statements can be identified by the use of forward- looking words such as "believes," "expects," "may," "will," "should," "seek," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those described in the forward-looking statements, including those factors discussed in "Risk Factors." Some factors include changes in governmental, legislative and environmental restrictions, catastrophic losses from fires, floods, windstorms, earthquakes, volcanic eruptions, insect infestations or diseases, as well as changes in economic conditions and competition in our domestic and export markets. In addition, factors that could cause our actual results to differ from those contemplated by our projected, forecasted, estimated or budgeted results as reflected in forward-looking statements relating to our operations and business include, but are not limited to:

        o our failure to qualify as a REIT or our failure to achieve the expected competitive advantages of operating as a REIT;

        o an unanticipated reduction in the demand for timber products and/or an unanticipated increase in the supply of timber products;

        o our failure to make strategic acquisitions or to integrate any such acquisitions effectively or, conversely, our failure to make strategic divestitures;

        o diversion of management's focus and resources from other strategic opportunities and from operational matters during the integration process relating to the mergers of the Subsidiaries with and into Plum Creek; and

        o the failure to meet our expectations with respect to our likely future performance.

        Accordingly, actual results may not conform to the forward-looking statements contained in this prospectus.

                              USE OF PROCEEDS

        All net proceeds from the sale of the shares of our common stock in this offering will go to the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of such securities.

              PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        The Plum Creek common stock trades on both the New York Stock Exchange and the Pacific Exchange under the symbol "PCL."

        The table below shows, for the calendar quarters indicated, the reported high and low sale prices of Plum Creek common stock as reported on the New York Stock Exchange based on published financial sources, and the dividends declared on the stock.


                                                PLUM CREEK COMMON STOCK

                                                                      CASH
                                                                    DIVIDENDS
                                              HIGH        LOW       DECLARED
CALENDAR 1999
   First Quarter.......................     $29.44     $25.50         $0.57
   Second Quarter......................      32.13      25.75          0.57
   Third Quarter.......................      31.88      26.13          0.57
   Fourth Quarter......................      29.50      23.81          0.57
CALENDAR 2000
   First Quarter.......................     $25.75     $21.50         $0.57
   Second Quarter......................      29.81      23.13          0.57
   Third Quarter.......................      28.94      21.88          0.57
   Fourth Quarter......................      26.94      21.81          0.57
CALENDAR 2001
   First Quarter.......................     $27.30     $23.30         $0.57
   Second Quarter......................      28.80      23.38          0.57
   Third Quarter.......................      30.00      23.55          0.57
   Fourth Quarter through October
   30, 2001............................      28.98      23.70

                          SELECTED FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF PLUM CREEK PRE-MERGER

   Plum Creek is providing the following information to aid you in your analysis of the financial aspects of the mergers. Plum Creek derived the information for each of the years in the period ending December 31, 2000 from, and such information should be read in conjunction with, its historical audited financial statements. Plum Creek derived the financial information for the six months ended June 30, 2001, and as of June 30, 2001, from its unaudited financial statements that include, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results. The operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. This information is only a summary and you should read it in conjunction with Plum Creek's consolidated/combined financial statements and notes thereto contained in Plum Creek's 2000 annual report on Form 10-K, which has been incorporated into this prospectus by reference.





                                        As of and
                                       For the Six                   As of and For the Year Ended December 31,
                                      Months Ended                   ------------------------------------------
                                        June 30,          2000(1)(3)    1999(1)(4)      1998(5)        1997            1996(6)
                                        --------        -------------  -------------  -----------  -------------    ----------
                                       2001(1)(2)       (In millions, except per Share/LP Unit)
                                       -----------


Revenues......................... $     319.0           $  209.1       $ 479.6         $   736.7    $   758.6      $     667.4
Income before Cumulative
  Effect of Accounting
  Change.........................        68.1              131.9         113.4              75.4        111.7            223.6
Income before Cumulative
  Effect of Accounting
  Change per Share/LP Unit.......        0.98               1.91          1.72              0.90         1.72             4.71
Cash Distributions Declared
  per Share/LP Unit..............        1.14               2.28          2.28              2.28         2.20             2.02
Total Assets.....................     1,388.5            1,250.1       1,250.8           1,438.2      1,330.9          1,336.4
Total Debt.......................       810.6              662.0         649.1             961.0        763.4            780.8
-------------------------

(1) Revenues, Total Assets and Total Debt as of and for the six months ended June 30, 2001 are not comparable with the financial results as of and for the years ended December 31, 2000 and 1999 as a result of the purchase of the voting stock of the unconsolidated subsidiaries on January 1, 2001. Similarly, Revenues, Total Assets and Total Debt as of and for the years ended December 31, 2000 and 1999 were not comparable with the financial results of the prior years as a result of Plum Creek's July 1, 1999 conversion to a REIT. See Notes 1 and 16 of the Notes to Plum Creek's 2000 Financial Statements contained in Plum Creek's 2000 annual report on Form 10-K, which has been incorporated into this prospectus by reference.

(2) Results of operations includes a non-operating income gain of $24.7 million related to the sale of approximately 44,000 acres of timberlands in Washington.

(3) Results of operations includes a non-operating income gain of $49.5 million related to the sale of approximately 90,000 acres of timberlands in Idaho.

(4) During 1999, Plum Creek changed its accounting policy for reforestation costs. See Note 1 of the Notes to Plum Creek's 2000 Financial Statements contained in Plum Creek's 2000 annual report on Form 10-K, which has been incorporated into this prospectus by reference.

(5) Results include the impact of an acquisition of 905,000 acres of timberland in Maine on November 12, 1998.

(6) Included in 1996 results of operations was a gain of $105.7 million related to the sale of 107,000 acres of timberlands in Washington and Idaho and the impact from that sale from October 12, 1996. Results also include the impact of the acquisition from Riverwood International Corporation of 538,000 acres of timberland and related assets in Louisiana and Arkansas from October 19, 1996.

SELECTED HISTORICAL FINANCIAL DATA OF THE TIMBER COMPANY PRE-MERGER

     The Timber Company derived the information for each of the years in the period ending December 30, 2000 from, and should be read in conjunction with, its audited financial statements for these fiscal years, which have been incorporated into this prospectus by reference. The Timber Company derived the financial information for the six months ended June 30, 2001, and as of June 30, 2001, from its unaudited financial statements that include, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results. The operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. This information is only a summary and you should read it in conjunction with The Timber Company's historical audited financial statements and related notes incorporated in this prospectus by reference.


                                 As of and
                                For the Six
                                Months Ended                    As of and For the Year Ended
                                  June 30,      December 30,     January 1,           December 31,
                                               --------------  ------------    ----------------------------

                                    2001           2000         2000(1)     1998(2)      1997(3)      1996
                                   ------         ------       ---------   --------     ---------    -----

                                               (In millions, except per Share)

Revenues.....................    $  184.0      $  394.0       $  522.0     $ 541.0    $  551.0     $ 547.0
Income before Extraordinary          58.0         162.0          398.0       182.0       215.0       127.0
Items........................
Income before Extraordinary
Items                                0.51          1.44           3.53        1.61        1.91        1.13
  Basic Earnings per Share...
Income before Extraordinary
Items                                0.51          1.42           3.49        1.60        1.89        1.11
  Diluted Earnings per Share.
Cash Distributions Declared per
  Share(4)...................
Total Assets.................     1,628.0       1,619.0        1,521.0     1,173.0     1,171.0     1,326.0
Total Debt...................       606.0         640.0          970.0       983.0       971.0     1,316.0

(1) During 1999, The Timber Company sold approximately 390,000 acres of timberlands in New Brunswick, Canada, approximately 440,000 acres of timberlands in Maine and 194,000 acres in California for a purchase price of $489 million and recognized a pretax gain of $355 million ($215 million after taxes).

(2) During 1998, The Timber Company sold its real estate development properties located in South Carolina and Florida for $18 million, resulting in a pretax gain of $1 million. Also in 1998, The Timber Company completed the sale of approximately 61,000 acres of timberlands located in West Virginia, resulting in a pretax gain of $24 million ($14 million after taxes).

(3) During 1997, The Timber Company sold 127,000 acres of timberlands located in California for $270 million, resulting in pretax gain of $114 million ($71 million after taxes).

(4) Because The Timber Company was a division of Georgia-Pacific, historically it has paid no dividends. However, Timber Company common stock, a letter stock of Georgia-Pacific that tracked the performance of the Timber Company, paid an annual dividend of $1.00 per share.

        UNAUDITED COMBINED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     Plum Creek Timber Company, Inc. and Georgia-Pacific Corporation have combined The Timber Company with Plum Creek through the mergers of the Subsidiaries. The following unaudited combined pro forma condensed financial statements reflect the mergers of The Timber Company with and into Plum Creek. The shareholders of both The Timber Company and Plum Creek approved the proposed mergers on August 15, 2001. The mergers were consummated on October 6, 2001. The unaudited combined pro forma condensed balance sheet assumes the mergers occurred on June 30, 2001. The unaudited combined pro forma condensed statements of income assumes the mergers occurred on January 1, 2000.

     Plum Creek converted from a master limited partnership to a corporation on July 1, 1999 and has elected to be treated for Federal income tax purposes as a REIT. In order to qualify as a REIT effective July 1, 1999, Plum Creek transferred some of its assets and associated liabilities related to its manufacturing operations, harvesting activities, and some higher and better use land sales to several unconsolidated subsidiaries in exchange for preferred stock and nonvoting common stock. The voting stock of the unconsolidated subsidiaries was held by three officers and a former officer of Plum Creek.

     Due to a tax law change that permits Plum Creek to own 100% of the securities in its unconsolidated subsidiaries, on January 1, 2001 Plum Creek purchased the voting stock of the unconsolidated subsidiaries. As a result of such purchase, Plum Creek has consolidated for financial reporting purposes its manufacturing operations, harvesting activities, and its higher and better use land sales activities with its timberland operations as of and for the six months ended June 30, 2001. Additionally, the unaudited combined pro forma condensed statement of income for the year ended December 31, 2000 has been prepared on the basis of Plum Creek consolidating these operations.

     The mergers have been accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations." Plum Creek is the surviving entity and issued approximately 113 million shares, or 62% of the outstanding shares, to the former holders of Timber Company common stock. As a result, the mergers have been accounted for as a reverse acquisition with The Timber Company treated as the acquiring company for financial reporting purposes.

     Following the consummation of the mergers, Plum Creek has conformed its accounting policies to those of the acquiring company, The Timber Company. However, upon consummation of the mergers, The Timber Company changed its accounting for certain reforestation costs to the method used by Plum Creek, which is considered preferable for the merged companies. The unaudited pro forma condensed consolidated financial statements have been prepared on that basis. The cumulative effect for the above accounting policy change has not been reflected in the unaudited pro forma condensed consolidated financial statements because The Timber Company does not have the information available to compute the cumulative effect of the change in accounting for reforestation costs net of depletion over the prior harvest cycle of approximately 30 years.

     The unaudited combined pro forma condensed financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the mergers occurred on the indicated dates, and should not be construed as representative of future operating results or financial position.

     The unaudited combined pro forma condensed financial statements and the accompanying notes should be read in conjunction with the historical financial statements and related notes of The Timber Company and Plum Creek.


                                     PLUM CREEK TIMBER COMPANY, INC.
                                  UNAUDITED COMBINED PRO FORMA CONDENSED
                                           STATEMENT OF INCOME
                                   FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                                  Pro Forma Adjustments
                                                                                                        Plum Creek
                                             The                                                         Combined
                                       Timber Company    Plum Creek      Plum Creek      Merger         Pro Forma
                                        Historical(a)   Historical(b)  Consolidation(d) Transaction   (surviving entity)
                                       ---------------  -------------  --------------   -----------   ----------------
                                                (Dollars in thousands, except per share data)

Revenues                                    $  394,000     $  209,054   $  504,494(e) $  95,985(k)    $  1,203,533
Costs and Expenses:
  Cost of Goods Sold                            53,000         68,030      470,912(e)    48,460(l)         715,570
                                                                                       (20,817)(m)
                                                                                         95,985(k)
  Selling, General and Administrative           38,000         17,514       30,149(e)    (3,827(n)          81,836
                                       ---------------  -------------  --------------  -----------   ----------------

     Total Costs and Expenses                   91,000         85,544         501,061      119,801         797,406

Operating Income                               303,000        123,510           3,433     (23,816)         406,127

Interest Expense                               (44,000)       (46,834)     (17,712)(f)  (10,891)(o)       (123,949)
                                                                                        (1,154)(p)
                                                                                        (3,358)(q)
Gain on Disposition of Assets                                  49,616         (40)(g)                       49,576
Other Income-Net                                                4,962        (467)(h)                        4,495
                                       ---------------  -------------  --------------  -----------   ----------------
Income before Income Taxes and Equity in
Earnings (Loss) of Unconsolidated
Subsidiaries and Preferred Stock Dividends     259,000        131,254        (14,786)  (39,219)            336,249
(Provision) Benefit for Income Taxes           (97,000)                        8,764(i) 89,461(r)           8,677
                                                                                         7,452(s)
Equity in Earnings (Loss) of Affiliates and
Preferred Stock Dividends                                         648        (648)(j)
                                       ---------------  -------------  --------------  -----------   ----------------

Net Income                                  $  162,000     $  131,902      $  (6,670)    $  57,694        $   344,926
                                       ---------------  -------------  --------------  -----------   ----------------

Earnings-per Share-Basic                       $  1.44        $  1.91
                                       ---------------  -------------

Earning per Share Pro Forma-Basic                                                                             $  1.90
                                                                                                     ----------------

Earnings per Share-Diluted                     $  1.42        $  1.91
                                       ---------------  -------------

Earnings per Share Pro Forma-Diluted                                                                          $  1.88
                                                                                                     ----------------

Pro Forma Shares Outstanding-Basic                                                                     181,909,056(t)
Pro Forma Shares Outstanding-Diluted                                                                   183,139,613(t)

Shares Outstanding-Basic                112,719,056(c)
Shares Outstanding-Diluted              113,926,613(c)

Weighted average number of Shares
outstanding
  Basic                                                    69,190,000
  Diluted                                                  69,213,000

                 See accompanying Notes to Unaudited Combined Pro Forma Condensed Financial Statements


                                            PLUM CREEK TIMBER COMPANY, INC.
                              UNAUDITED COMBINED PRO FORMA CONDENSED STATEMENT OF INCOME
                                        FOR THE SIX MONTHS ENDED JUNE 30, 2001



                                                                                       Plum Creek
                                             The                                        Combined
                                       Timber Company    Plum Creek     Pro Forma       Pro Forma
                                        Historical(a)   Historical(b)  Adjustments   (surviving entity)
                                       ---------------  -------------  -----------   ---------------
                                        (Dollars in thousands, except per share data)

Revenues                                   $   184,000     $  318,972   $ 34,237(k)     $  537,209
Costs and Expenses:
  Cost of Goods Sold                            52,000        218,423     33,054(l)        330,144
                                                                         (7,570)(m)
                                                                          34,237(k)
  Selling, General and Administrative           18,000         26,350    (5,027)(n)         39,323
                                       ---------------  -------------  -----------   ---------------

     Total Costs and Expenses                   70,000        244,773     54,694           369,467
Operating Income                               114,000         74,199    (20,457)          167,742
Interest Expense                              (21,000)       (31,422)    (4,177)(o)       (59,764)
                                                                           (577)(p)
                                                                         (2,588)(q)
Gain on Disposition of Assets                                  24,678                       24,678
Other Income-Net                                                3,781                        3,781
                                       ---------------  -------------  -----------   ---------------

Income before Income Taxes                      93,000         71,236     (27,799)         136,437

(Provision) Benefit for Income Taxes          (35,000)        (3,163)     32,173(r)            664
                                                                           6,654(s)
                                       ---------------  -------------  -----------   ---------------

Net Income                                  $   58,000     $   68,073    $11,028        $  137,101
                                       ---------------  -------------  -----------   ---------------

Earnings-per Share-Basic                      $   0.51        $  0.98
                                       ---------------  -------------

Earning per Share Pro Forma-Basic                                                         $  0.75
                                                                                     ---------------

Earnings per Share-Diluted                     $  0.51        $  0.98
                                       ---------------  -------------

Earnings per Share Pro Forma-Diluted                                                      $  0.75
                                                                                     ---------------

Pro Forma Shares Outstanding-Basic                                                    181,906,056(t)
Pro Forma Shares Outstanding-Diluted                                                  183,178,613(t)

Shares Outstanding-Basic                112,719,056(c)
Shares Outstanding-Diluted              113,926,613(c)

Weighted average number of Shares
outstanding
  Basic                                                    69,187,000
  Diluted                                                  69,252,000



                 See accompanying Notes to Unaudited Combined Pro Forma Condensed Financial Statements

                                            PLUM CREEK TIMBER COMPANY, INC.
                                 UNAUDITED COMBINED PRO FORMA CONDENSED BALANCE SHEET
                                                  AS OF JUNE 30, 2001





                                                 The                                               Plum Creek
                                                Timber                                              Combined
                                               Company           Plum Creek       Pro Forma         Pro Forma
                                            Historical(a)       Historical(b)    Adjustments    (surviving entity)
                                           ----------------     ------------     -----------     ---------------
                                                       (Dollars in thousands)
Assets
Current Assets:
  Cash and Cash Equivalents                                    $  152,155                          $152,155
  Inventories                                                      36,248         3,000(u)           39,248
  Other Current Assets                         $  25,000           77,530       (4,520)(u)           98,010
                                           ----------------     ------------     -----------     ---------------

                                                  25,000          265,933       (1,520)             289,413
Timber and Timberlands--Net                     1,229,000          947,580    1,298,992(u)        3,475,572
Property, Plant and Equipment--Net                 18,000          111,727      191,073(u)          320,800
Other Assets                                     356,000           63,301      (57,147)(u)
                                                                              (353,000)(v)            9,154
                                           ----------------     ------------     -----------     ---------------

Total Assets                                $  1,628,000      $ 1,388,541    $  1,078,398       $  4,094,939
                                           ----------------     ------------     -----------     ---------------


Liabilities                                       42,000          220,425                            262,425
Current Liabilities                              606,000          660,177        31,476(u)         1,426,582
Long-Term Debt                                                                  128,929(w)

Deferred Taxes                                   418,000                      (200,188)(v)            43,733
                                                                                 35,306(u)
                                                                              (209,385)(x)

Other Liabilities                                380,000           11,900     (350,000)(v)           41,900
                                           ----------------     ------------     -----------     ---------------
  Total Liabilities                            1,446,000          892,502       (563,862)         1,774,640
                                           ----------------     ------------     -----------     ---------------

Commitments and Contingencies

Capital
Common Stock                                                          692         (692)(y)           1,819
                                                                                  1,819(z)

Other Stockholders' Equity                                        495,347     (495,347)(y)       2,318,480
                                                                              1,846,950(y)
                                                                               (24,250)(aa)
                                                                                112,188(bb)
                                                                                180,181(z)
                                                                                209,385(cc)
                                                                                (5,974)(dd)

Divisional Equity (Difference of Assets
over Liabilities)                                182,000                      (182,000)(z)               --
                                           ----------------     ------------     -----------     ---------------
Total Liabilities and Stockholders' Equity  $  1,628,000      $ 1,388,541     $  1,078,398    $  4,094,939
                                           ----------------     ------------     -----------     ---------------

            See accompanying Notes to Unaudited Combined Pro Forma Condensed Financial Statements

                      PLUM CREEK TIMBER COMPANY, INC.
    NOTES TO UNAUDITED COMBINED PRO FORMA CONDENSED FINANCIAL STATEMENTS



(a) See Notes to The Timber Company's Combined Financial Statements for basis of presentation of The Timber Company Historical Financial Statements incorporated in this prospectus by reference.

(b) See Notes to Plum Creek's Consolidated/Combined Financial Statements for basis of presentation of the Plum Creek Historical Financial Statements incorporated in this prospectus by reference.

(c) Shares Outstanding--Basic for The Timber Company reflects, for purposes of accounting, the transfer of the assets and liabilities of The Timber Company to the Subsidiaries followed by the distribution of 82,276,683 Units (each of which represented one share of common stock of each of the Subsidiaries) in exchange for the redemption of all the outstanding shares of Timber Company common stock. Furthermore, after the redemption but prior to the mergers, holders of the Units received 1.37 shares of Plum Creek shares for each unit, which is accounted for as a 1.37 to 1 stock split.

       Shares Outstanding--Diluted, using the treasury stock method, for The Timber Company includes the dilutive impact of 3,813,035 outstanding options (after adjusting for the 1.37 to 1 stock split) at exercise prices ranging from $15.29 to $18.34 (after adjusting for the 1.37 to 1 stock split).

(d) Reflects the pro forma adjustments required to conform Plum Creek's Statement of Income for the year ended December 31, 2000 to the financial reporting for the six months ended June 30, 2001. In order to qualify as a REIT effective July 1, 1999, Plum Creek transferred some of its assets and associated liabilities related to its manufacturing operations, harvesting activities, and some higher and better use land sales to several unconsolidated subsidiaries in exchange for preferred stock and nonvoting common stock. The voting stock of the unconsolidated subsidiaries was held by three officers and a former officer of Plum Creek. On January 1, 2001, as a result of a change in tax law, Plum Creek purchased the voting stock of the unconsolidated subsidiaries. As a result, beginning January 1, 2001, Plum Creek has consolidated its manufacturing operations, harvesting activities, and its higher and better use land sales with its timberland operations. Therefore, the unaudited combined pro forma condensed statement of income for the year ended December 31, 2000 has been prepared on the basis of Plum Creek consolidating these operations.

(e) Reflects the increase of revenues and expenses associated with the manufacturing operations, harvesting activities and some higher and better use land sales. Following the July 1, 1999 REIT conversion, these activities were conducted by the unconsolidated subsidiaries and were reported as Equity in Earnings (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends by Plum Creek.

(f) Reflects the increase in interest expense as a result of consolidating the long-term debt that was transferred to the unconsolidated subsidiaries in connection with the conversion to a REIT.

(g) Reflects the gain or loss on disposal of excess equipment associated with the manufacturing operations. Following the July 1, 1999 REIT conversion, these amounts were reported by the unconsolidated subsidiaries as a component of Equity in Earnings (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends by Plum Creek.

(h) Reflects the decrease in other income--net associated with the manufacturing operations, harvesting activities and some higher and better use land sales. Following the July 1, 1999 REIT conversion, these amounts were reported as a component of Equity in Earnings
       (Loss) of Unconsolidated Subsidiaries and Preferred Stock Dividends by Plum Creek.

(i) Reflects the income tax benefit associated with the manufacturing operations, harvesting activities and some higher and better use land sales. In order to qualify as a REIT, on July 1, 1999 Plum Creek transferred certain assets and associated liabilities related to its manufacturing operations, harvesting activities, and some higher and better use land sales to several unconsolidated corporate subsidiaries. These activities do not generate qualified REIT income, and as a result, are subject to federal and state corporate income tax. Furthermore, a tax law change effective January 1, 2001 which allowed Plum Creek to acquire the voting control of the unconsolidated subsidiaries does not impact the taxability of these activities.

(j) Reflects the elimination of income from equity affiliates as a result of Plum Creek purchasing the voting stock of the unconsolidated subsidiaries. (See footnote (d)) The equity income is comprised of the following components (dollars in thousands):

                  Share of Equity Earnings (Loss)             $  (20,666)

                  Preferred Stock Dividend                         15,675
                  Amortization of Difference Between
                  Carrying Amount and Share of
                  Underlying Equity                                 5,639
                                                                ----------

                                                              $       648

       As a result of presenting the unconsolidated subsidiaries on a consolidated basis, the Share of Equity Loss and Preferred Stock Dividend is reflected in the above amounts, e.g., Revenues, Costs and Expenses, etc. However, the amortization of the difference between Plum Creek's investment in its unconsolidated subsidiaries and Plum Creek's share of equity in the unconsolidated subsidiaries has been eliminated and is not reflected in the above amounts. This difference arose as a result of certain timber and timberlands being sold to the unconsolidated subsidiaries prior to the July 1, 1999 REIT conversion. For financial reporting purposes, this sale was recorded as a capital contribution. In connection with the purchase of the voting stock, this basis difference was eliminated.

(k) To conform the presentation of The Timber Company's revenues from higher and better use land sales for consistency with Plum Creek's presentation.

(l) For the year ended December 31, 2000, reflects higher depletion expense of $16.2 million, higher cost of goods sold for land sales of $22.8 million, and higher depreciation expense related to manufacturing operation of $9.5 million in connection with the step-up in basis of Plum Creek's assets and liabilities related to the purchase price allocation.

       For the six months ended June 30, 2001, reflects higher depletion expense of $7.7 million, higher cost of goods sold for land sales of $19.9 million, and higher depreciation expense related to manufacturing operation of $5.5 million in connection with the step-up in basis of Plum Creek's assets and liabilities related to the purchase price allocation.

(m) Reflects the change in accounting policy as of January 1, 2000 for The Timber Company with respect to certain reforestation costs. Prior to the mergers, The Timber Company capitalized site preparation and planting costs but generally expensed all silviculture costs (primarily fertilization and herbicide application) after a timber stand was established. In connection with the mergers, The Timber Company changed its accounting for capitalized reforestation costs to the method used by Plum Creek. Therefore, the pro forma income statements have been prepared as if The Timber Company adopted Plum Creek's capitalization method as of January 1, 2000. The adjustment for the year ended December 31, 2000 reflects the capitalization of $20.8 million of reforestation costs that were previously expensed by The Timber Company. The adjustment for the six months ended June 30, 2001 reflects the capitalization of $7.8 million of reforestation costs that were previously expensed by The Timber Company, less higher depletion of $0.2 million as a result of the additional reforestation costs capitalized in 2000.

(n) Reflects the elimination of merger-related costs which have been expensed in Plum Creek's historical financial statements due to their nonrecurring nature. Plum Creek's total estimated merger-related costs of approximately $21.7 million have not been reflected in the combined pro forma statements of income due to their nonrecurring nature. The Timber Company's estimated merger-related costs of approximately $18.2 million have been included in the purchase price allocation. Merger related costs include estimated allowances for legal, investment advisory, tax and financial advisory, solicitation, printing, filing fees, and other costs.

(o) Reflects additional interest expense associated with increased borrowings under Plum Creek's line of credit for the following:

       Merger Related Expenses (See footnote (n))

       Present Value of Installment Notes Deferred Taxes (See footnote (v))

       Purchase of Spin-Off Tax Liability Insurance (See footnote (aa))

       At June 30, 2001 The Timber Company had approximately $606 million of Georgia-Pacific's allocated long-term debt. At December 31, 2000 The Timber Company had approximately $640 million of Georgia-Pacific's allocated long-term debt. The average interest rate on the allocated debt was 7.2% for the year ended December 31, 2000 and was 7.3% for the six months ended June 30, 2001. In connection with the mergers, the allocated debt was replaced with outside third party debt. Accordingly, for every 0.125% increase in the interest rate, net income for the year will decrease by approximately $0.8 million.

       The first $500 million of allocated debt was refinanced with fixed-rate debt, and the debt in excess of $500 million was refinanced with variable-rate debt. Summarized below are the terms of the debt that was issued at closing to refinance the allocated debt:

       Fixed Rate Debt


                        Principal              Interest        Maturity Date
                        Amount                 Rate
                        $   55 million         6.96%           Oct. 1, 2006
                        $   75 million         7.25%           Oct. 1, 2008
                        $  295 million         7.66%           Oct. 1, 2011
                        $   75 million         7.76%           Oct. 1, 2013

         Variable Rate Debt

         The variable rate debt consists of $700 million of bank credit facilities comprised of:

         (1) Term facility of $100 million, maturing on Sept. 30, 2002, with interest rate based on LIBOR plus 1.5% (or current rate of 4.0%).

         (2) Revolving line of credit available up to $600 million, maturing on Sept. 30, 2005, with interest rate based on LIBOR plus 1.5% (or current rate of 4.0%).

(p) Reflects the increase in interest expense associated with amortizing a discount over the life of Plum Creek's debt. In connection with the assumed January 1, 2000 purchase price allocation, a discount of $12.8 million was recorded to adjust Plum Creek's long-term debt to its fair value.

(q) Reflects the net increase in interest expense as a result of Georgia-Pacific's assumption of installment notes receivable and related indebtedness. (See footnote (v))

(r) Reflects the reduction in The Timber Company's corporate income tax expense as a result of the mergers into Plum Creek, a REIT. A REIT is generally not subject to corporate-level income tax if it satisfies certain requirements. Nevertheless, Plum Creek (the surviving entity), will generally be subject to the corporate-level income tax ("built-in gains tax") to the extent it disposes of certain property of The Timber Company that it acquired in the mergers during the ten-year period following the mergers. The built-in gains tax only applies to gains from such asset sales to the extent the fair value of the property exceeds its tax basis at the date of the mergers. The built-in gains tax will not apply to income generated from the harvesting and sale of trees. For the year ended December 31, 2000, The Timber Company had approximately $19 million of timberland sales that would have been subject to the built-in gains tax and approximately $7.2 million of timberland sales for the six months ended June 30, 2001. The pro forma income tax provision was calculated using a combined Federal and state statutory tax rate of 39%.

         Furthermore, in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a one-time benefit of approximately $209 million will be recorded as of October 6, 2001 in the statement of income for the quarter ended December 31, 2001. The benefit of approximately $209 million represents the elimination of a deferred tax liability associated with temporary differences primarily related to timberlands that are not expected to be disposed of in a transaction subject to built-in gains tax during the ten-year period following the mergers. This tax benefit has not been included in the combined pro forma statements of income due to its nonrecurring nature, and as a result, has been credited directly to Other Stockholders' Equity.

(s) Reflects the increase in income tax benefit as a result of the basis step-up of Plum Creek's assets due to the purchase price allocation.

(t) Pro Forma Shares Outstanding--Basic reflects for accounting purposes, the 112,719,056 shares issued to the holders of Timber Company common stock in exchange for the redemption by Georgia-Pacific of Timber Company common stock after the 1.37 to 1 stock split plus the 69,187,000 shares (net of 19,575 restricted shares) as of June 30, 2001 or 69,190,000 shares (net of 19,575 restricted shares) as of December 31, 2000 that would have been issued to the stockholders of Plum Creek in connection with the mergers, had the mergers been consummated as of such dates.

         Pro Forma Shares Outstanding--Diluted reflects the dilutive impact of 3,813,035 outstanding options of The Timber Company (after adjusting for the 1.37 to 1 stock split) at exercise prices ranging from $15.29 to $18.34 (after adjusting for the 1.37 to 1 stock split) plus the dilutive impact of Plum Creek's long-term incentive plans.

(u) Reflects the increase (decrease) in Plum Creek's assets and liabilities to their fair value in connection with the merger of each of the Subsidiaries with Plum Creek. The mergers are being accounted for as a purchase of Plum Creek's assets and liabilities by The Timber Company. The approximate purchase price of $1.87 billion is based on The Timber Company acquiring all of Plum Creek's 69,206,575 outstanding shares and 583,700 outstanding options at the approximate fair value of Plum Creek's stock as of the July 18, 2000 announcement date plus approximately $18.2 million of merger related costs.

         The approximate purchase price of $1.87 billion has been allocated among the assets and liabilities of Plum Creek based on their approximate fair value as follows:

Assets acquired:
  Cash and Cash Equivalents                       $    152,155
  Other Current Assets                                 116,778
  Timber and Timberlands                             2,246,572
  Property, Plant and Equipment                        302,800
  Other Assets                                           6,154
                                             -----------------

         Total Assets                              $ 2,824,459

Liabilities assumed:
  Current Liabilities                             $    220,425
  Long-Term Debt                                       691,653
  Other Liabilities                                     47,206
                                             -----------------

         Total Liabilities                         $   959,284


         The above allocation is based on preliminary estimates made by Plum Creek's management of the fair value of assets acquired and liabilities assumed, which are subject to refinement as appraisals are completed and additional information becomes available.

         The basis step-up allocated to the timber and timberlands will result in higher depletion over the growth cycle of the particular stands or higher basis in connection with land sales. The basis step-up allocated to the manufacturing assets will result in higher depreciation expense. The manufacturing assets are generally depreciated over ten years. The basis adjustment allocated to the long-term debt represents a premium based on interest rates at June 30, 2001 and will be amortized over the remaining life of the debt.

(v) Reflects the elimination of installment notes receivable, indebtedness in connection with monetizing the installment notes and deferred income tax liabilities, all associated with major timberland sales. From time to time, Georgia-Pacific and The Timber Company have made major sales of timberlands using installment notes. In connection with the mergers, these related installment notes, indebtedness and deferred income tax liabilities were retained by Georgia-Pacific. At June 30, 2001, the books of The Timber Company reflected the following amounts related to prior sales of timberlands using installment notes:

             Installment Notes Receivable                $ 353 million
             Commercial Paper                            $ 350 million
             Deferred Income Tax Liabilities             $ 200 million

         Furthermore, The Timber Company paid Georgia-Pacific $85 million in connection with the assumption of the installment notes, indebtedness, and deferred income tax liabilities by Georgia-Pacific. The payment of $85 million is approximately equal to the net present value of the installment notes, indebtedness, and deferred income tax liabilities assumed by Georgia-Pacific. The difference between the book amounts and the net present value of the installment notes, indebtedness, and deferred income tax liabilities in the amount of $112 million was accounted for as a capital contribution by Georgia-Pacific to The Timber Company.

(w) Reflects the increase in the amount borrowed under Plum Creek's line of credit for the following:


      Merger Related Costs                                       $ 14 million
      (See footnote (n))
      Net Present Value of Installment Notes Deferred Taxes      $ 85 million
      (See footnote (v))
      Purchase of Spin-Off Tax Liability Insurance               $ 24 million
      (See footnote (aa))
      Severance Payments                                         $ 6 million
      (See footnote (dd))

         The merger costs represent unpaid estimated merger costs incurred by The Timber Company prior to the merger.

(x) Represents the reduction of deferred income taxes as a result of each of the Subsidiaries merging into an entity that has elected to be subject to tax as a REIT under section 856 of the Internal Revenue Code. As a REIT, Plum Creek is generally not subject to corporate-level income tax. Nevertheless, to the extent certain of The Timber Company assets are disposed of in a taxable transaction during the ten-year period following the mergers, Plum Creek will be subject to the corporate-level income tax. The corporate-level tax only applies to gains from such asset sales to the extent the fair value of the property exceeds its tax basis at the date of the mergers. (See footnote (r))

(y) Reflects the elimination of Plum Creek's historical equity and the issuance of 69,206,575 shares, at an average price of approximately $26.6875 per share, to the stockholders of Plum Creek in connection with the mergers.

(z) For accounting purposes, represents the recapitalization of The Timber Company to reflect the issuance of 82,276,683 shares to the holders of Timber Company common stock in exchange for the redemption of Timber Company common stock, the 1.37 to 1 stock split immediately prior to the mergers and the 69,206,575 shares issued in connection with the purchase of Plum Creek. The par value for the 181,925,631 shares issued in connection with the recapitalization and mergers is $0.01 per share, or approximately $1.8 million.

(aa) Reflects a payment in the amount of $24.25 million for the cost of tax risk insurance. The parties agreed to close the transactions based on opinions from tax counsel that the spin-offs and subsequent mergers were not taxable transactions under sections 355 and 368 of the Internal Revenue Code. The parties have purchased $500 million of insurance to cover federal income taxes and interest costs that Georgia-Pacific might incur should the Internal Revenue Service successfully assess such taxes in connection with the transactions. Additionally, the parties agreed that the cost of such insurance would be funded by The Timber Company. (see footnote (w))

(bb) Reflects for accounting purposes a capital contribution by Georgia-Pacific to The Timber Company in connection with the assumption by Georgia-Pacific of the installment notes, indebtedness, and deferred income tax liabilities associated with prior sales of timberlands using installment notes. (See footnote
         (v) and (w))

(cc) Reflects the one-time tax benefit that was recognized by The Timber Company upon the consummation of the mergers. For pro forma presentation the benefit is credited directly to Other Stockholders' Equity due to the nonrecurring nature of this adjustment. This benefit will be reflected in the statement of income during the fourth quarter ending December 31, 2001. (See footnotes (r) and (x))

(dd) Reflects the direct charge to Other Stockholders' Equity for estimated non-recurring severance costs. This expense will be reflected in the statement of income during the fourth quarter ending December 31, 2001. (See footnote (w))

                             INDUSTRY OVERVIEW

GENERAL

        The timber industry provides raw material and conducts resource management activities for the paper and forest products industry, including the planting, fertilizing, thinning, and cutting of trees and the marketing of logs. Logs are marketed and sold either as sawlogs to lumber and other wood products manufacturers or as pulplogs to pulp and paper manufacturers. The timber industry possesses several unique characteristics that distinguish it from the broader paper and forest products industry, which we believe make timber an attractive asset class, including the following:

        RENEWABLE RESOURCE. Timber is a growing and renewable resource that, if properly managed, increases in value as it grows and regenerates over time. Larger diameter trees are more valuable than smaller trees because they may be converted to higher value end-use products such as lumber and plywood.

        PREDICTABLE AND IMPROVING GROWTH RATES. Predictable biological growth is an attractive feature of timberland assets because it contributes to predictable, long-term harvest planning. The development and application of intensive forest management practices continue to improve biological growth rates.

        HARVEST FLEXIBILITY. Timberland owners have flexibility to increase their harvests when prices are high and decrease their harvests when prices are low, allowing timberland owners to maximize the long-term value of their growing resource base.

        HISTORICAL REAL PRICE APPRECIATION. Due to growing demand combined with limitations on supply caused by environmental restrictions, urban sprawl and overcutting, prices for Douglas-fir and Southern Yellow Pine timber have exhibited a compound annual growth rate of approximately 4.0% and 3.1% from 1975 through 2001.

SUPPLY AND DEMAND DYNAMICS

        There are five primary end-markets for most of the timber harvested in the United States: products used in new housing construction; products used in the repair and remodeling of existing housing; products for industrial uses; raw material for the manufacture of pulp and paper; and logs for export.

        SUPPLY. The supply of timber is limited, to some extent, by the availability of timberland. The availability of timberland, in turn, is limited by several factors, including government restrictions, alternate uses such as agriculture, and loss to urban or suburban real estate development. The large amounts of capital and time required to create new timberlands also limits timber supply.

        Tree growth rates vary from region to region because of differences in weather, climate and soil conditions. Newly-planted seedlings take 20 to 30 years to reach harvest maturity in the Southern United States, 45 to 60 years in the Northwestern United States, 45 to 70 years in the Northeastern United States and 70 to 90 years in the Rocky Mountains, depending on the desired product. Consequently, the development of new timberlands in the United States is not commonplace. Instead, it is more cost effective to convert existing natural growth stands to forestry plantations by applying modern forestry techniques to efficiently increase tree growth and harvest levels.

        DEMAND. The demand for timber is directly related to the underlying demand for pulp, paper, lumber, panel and other forest products. The demand for pulp and paper is largely driven by population growth and per-capita income levels. The demand for lumber and manufactured wood products is primarily affected by the level of new residential construction activity and repair and remodeling activity, which, in turn, is impacted by changes in general economic and demographic factors, including interest rates for home mortgages and construction loans.

                                  BUSINESS

        We are the second largest private timberland owner in the United States, with over 7.8 million acres of timberlands located in 19 states. Our timberlands are well diversified, not only by species mix but also by age distribution. Growth rates vary depending on species, location, age and forestry practices. We manage our timberlands in two business segments: the Northern Resources Segment, consisting of timberlands primarily in Idaho, Maine, Montana, Oregon, Pennsylvania, Virginia, Washington, West Virginia, and Wisconsin; and the Southern Resources Segment, consisting of timberlands primarily in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina, Texas and Virginia. In addition, the Natural Resources Business focuses on opportunities resulting from our extensive property ownership including opportunities relating to mineral extraction and communication and transportation rights of way. The Land Sales Segment, which is generally conducted through our taxable REIT subsidiaries, refers to our sale and management of higher and better use lands.

        Our manufacturing operations are conducted through our subsidiaries and include four lumber mills, two plywood plants, one medium density fiberboard facility, and two lumber remanufacturing facilities. These facilities, strategically located near our timberlands in Montana and Idaho, convert logs to lumber, plywood and other wood products, and convert sawdust and wood shavings to medium density fiberboard. The Lumber Segment refers to our lumber and lumber remanufacturing facilities and the Panel Segment refers to our plywood and medium density fiberboard facilities. The Lumber and Panel segments have established a network of 49 independent warehouses located strategically throughout the United States to enhance customer service and prompt deliveries.

        We currently qualify for taxation as a REIT, and, as such, we will generally not be subject to Federal corporate income taxes on that portion of our ordinary income or capital gain that we currently distribute to our stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a regular corporation. See "Federal Income Taxation of Plum Creek and Its Stockholders" for a more complete discussion of tax issues.

OUR GROWTH STRATEGY

        Our growth strategy is guided by specific operating objectives, including maximizing the value of our current timberlands through intensive forest management, expanding our resource base through acquisitions and maintaining our leadership role in environmentally responsible resource management. Our growth strategy includes the following key elements:

        FOCUS ON MAXIMIZING THE VALUE OF OUR RESOURCE BASE THROUGH INTENSIVE MANAGEMENT OF OUR TIMBERLANDS. We view our timber resource base as a renewable asset with substantial inherent value. We seek to manage our timberlands in a manner that optimizes the balance among current cash flows, the biological growth of our timber and prudent environmental management. Our harvest management approach employs advanced forest management practices, including the use of a computerized timber inventory system, thinning and fertilization, and the development and use of genetically improved seedlings.

        PURSUE ACQUISITIONS OF HIGH QUALITY TIMBER ASSETS. The United States timber market is highly fragmented. We believe that, due to the desire among some forest product companies to sell their timberland assets and the difficulties faced by some small timberland owners in efficiently managing their timberlands, there will continue to be numerous timberland acquisition opportunities. We believe we are well positioned to compete for high quality timberland assets because:

         o We are an attractive strategic partner for integrated forest product companies seeking to sell their timberlands because we do not compete with their pulp or paper manufacturing operations and we are willing to enter into long-term supply agreements;

         o We can structure acquisitions on a tax-efficient basis through the issuance of common stock, limited partnership interests in our operating partnership, or installment notes, giving sellers the ability to defer some or all of the taxes otherwise payable upon a sale, see "Risk Factors-We Will Have to Abide by Potentially Significant Restrictions With Respect to Issuances of Our Equity Securities Until October 2003;"

         o The geographic reach of our operations enhances our awareness of new acquisition opportunities and our knowledge of environmental concerns, market dynamics, timber productivity and other factors important in valuing timberlands and operation in each region; and

         o Our reputation for environmental leadership makes us attractive to sellers concerned with continued responsible environmental resource management.

        Our disciplined growth strategy has allowed us to expand and diversify our timber holdings, as well as increase cash flow. Over the last decade, we have increased our timber holdings from approximately 1.4 million acres to approximately 7.8 million acres. These acquisitions have enhanced our operating flexibility and reduced our exposure to regional economic fluctuations. Our strategy going forward is to continue to make strategic acquisitions that are immediately accretive to cash flow.

        REALIZE THE VALUE OF SELECTED PROPERTIES THROUGH SALE OR EXCHANGE. In addition to intensively managing our timberlands, we continually review our timberland portfolio to identify properties that may have higher and better uses than as commercial timberland. At this time, we have identified approximately 400,000 acres of properties located in recreational areas or near expanding population centers that may be better suited for conservation, residential or recreational purposes. Our ongoing review process evaluates properties based on a number of factors such as proximity to population centers and major transportation routes, and the presence of special ecological features.

        In addition, we may occasionally exchange timberlands which have high environmental or other public values for lands of equal value that are more suitable for commercial timber management. We may also, from time to time, sell less strategic timberlands to other forest products companies.

        MAINTAIN ENVIRONMENTAL LEADERSHIP. We believe that environmentally sound management practices contribute to our growth and value by providing greater predictability in the management of our assets. Our forestry and mill practices follow a set of environmental principles aimed at the sound management of all natural resources, including soils, air, watersheds, fisheries and wildlife habitats. These principles are reflected in our habitat planning efforts which have led to the implementation of four major habitat conservation agreements under which we manage approximately 2 million acres of our timberland.

RESOURCES SEGMENT - NORTHERN RESOURCES

        NORTHWEST REGION. The Northwest Region consists of approximately
2.0 million acres of timberlands located in Idaho, Montana, Oregon and Washington. Logs harvested in this region are primarily sold to our lumber and plywood facilities and to unaffiliated domestic wood products manufacturers. The remainder of our logs are either sold into the export market or to pulp mill customers. Competitors in the domestic log market include the United States Forest Service, Bureau of Land Management, the Bureau of Indian Affairs, the states of Idaho, Montana, Oregon and Washington, and numerous private individuals and industrial timberland owners.

        As a result of the mergers, we have assumed an agreement entered into by and between The Timber Company and Georgia-Pacific pursuant to which, for 2001, The Timber Company was required to deliver 42 million board feet of Douglas-fir and Western Hemlock sawtimber to Georgia-Pacific's sawmills at Coos Bay and Philomath, Oregon and 13,000 green tons of pulpwood to the Georgia-Pacific Toledo pulp mill. Prices will be based on prevailing market prices. Furthermore, in conjunction with an acquisition in 1993, we entered into a sourcing agreement with Stimson Lumber Company to supply logs to Stimson's Montana mills, based upon prevailing market prices, over a ten-year period ending in 2003.

        NORTHEAST REGION. The Northeast Region consists of approximately
1.4 million acres of timberlands located in Maine, Pennsylvania, Virginia, West Virginia and Wisconsin. Logs harvested in this region are primarily sold to unaffiliated domestic wood product manufacturers and pulp and paper mills, and for export to Canada. Competitors in this market include numerous wood brokers, individuals and industrial timberland owners in Maine and Wisconsin and in the Canadian provinces of Quebec and New Brunswick.

        In connection with our acquisition of the timberlands in central Maine in 1998, we entered into a long-term agreement to supply pulp wood fiber to S.D. Warren Company's paper facility in Skowhegan, Maine at prevailing market prices. The fiber supply agreement ends in 2023 and may be extended up to an additional 15 years at the option of S.D. Warren Company.

        For all regions in the Northern Resources Segment, domestic wood and fiber consuming facilities tend to purchase raw materials within a 150-mile radius due to transportation costs. Competitive factors within a market area will generally include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete based on our reputation as a stable and consistent supplier of well-merchandised, high-quality logs, and on price.

RESOURCES SEGMENT - SOUTHERN RESOURCES

        The Southern Resources Segment consists of approximately 4.4 million acres of timberlands located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. Logs harvested in this region are primarily sold to unaffiliated domestic wood product manufacturers and pulp and paper mills.

        In connection with the mergers, we assumed a long-term agreement to supply logs to Georgia-Pacific. The supply agreement expires in 2011 and is subject to an automatic ten-year renewal period thereafter, unless either party delivers a timely termination notice. This agreement covers four key southern timber basins: Southeast Arkansas, Mississippi, Florida, and Southeast Georgia. Under the agreement, we must offer Georgia-Pacific specified percentages of our annual harvest, subject to absolute minimum and maximum limitations in each basin. Georgia-Pacific can elect to purchase between 36%-51% of our annual harvest each year in Mississippi, Florida and Southeast Georgia, and between 52%-65% in Southeast Arkansas. The total annual softwood volume will range from a minimum of 2.7 million tons to a maximum of 4.2 million tons. The prices for such timber will be negotiated at arms length between us and Georgia-Pacific every six months, and will be set by third party arbitration if we and Georgia-Pacific cannot agree on prices.

        In connection with our December 2000 sale of our Southern lumber facilities to West Fraser Timber Co. Ltd., we entered into a long-term agreement to supply logs to these mills at prevailing market prices. The supply agreement expires in 2015 and may be renewed for five-year periods thereafter upon mutual consent of both parties. Additionally, in connection with our acquisition of Louisiana and Arkansas timberlands and manufacturing facilities in 1996, we entered into a long-term agreement to supply pulp logs and mill residuals to Riverwood International Corporation at prices that are based upon prevailing market prices. The supply agreement ends in 2016 and can be extended up to an additional 10 years by either party.

        We expect that our long-term supply agreements with Georgia-Pacific, Riverwood International Corporation and West Fraser Timber Co. Ltd. will provide us with secure markets for a substantial portion of the wood fiber harvested from our Southern Region timberlands. Due to transportation costs, domestic wood and fiber consuming facilities tend to purchase raw material within a 100-mile radius. Competitive factors within our Southern Region include price, species, grade, quality, proximity to wood consuming facilities and the ability to consistently meet customer requirements. We compete with numerous private and industrial timberland owners in the Southern United States and Federal and various state agencies in the Southern United States.

RESOURCES SEGMENT - NATURAL RESOURCES

        As part of our resources business, we focus on value creation resulting from our extensive property ownership, including opportunities relating to mineral extraction and communication and transportation rights of way. Our strategy involves forming strategic alliances with industry specific leaders to identify and pursue such opportunities, as well as securing participation rights in any resulting development projects.

        We currently receive royalty revenue from the extraction of oil and gas, natural aggregates, and coal from some of our lands. In addition, we have entered into an agreement with a coalbed methane developer to jointly develop, through an operating partnership, coalbed methane, if any, that may be found on some of our lands in West Virginia and Virginia, as well as on third party properties on which the operating partnership has secured coalbed methane rights.

        We have also entered into an agreement with a national cell tower developer under which we have secured the right to receive an amount which is the greater of a fixed lease payment for any cell towers built or sited on our lands in the south, or a percentage of the gross revenue earned from such cell towers. It is expected that most of these activities will be conducted in a taxable REIT subsidiary.

LAND SALES SEGMENT

        We have currently identified approximately 400,000 acres of our properties located in recreational areas or near expanding population centers that may be better suited for conservation, residential or recreational purposes, rather than for long-term commercial timberland management.

        From time to time, we transfer land to a subsidiary that focuses on maximizing the value from land sales. Our subsidiary expects to sell or exchange its properties within the next five years. Our strategy for the remaining lands in the Land Sales Segment is to realize their value over the next ten to fifteen years, through long-term timberland management followed by sales or exchanges. Our on-going review process evaluates properties based on a number of factors, such as proximity to population centers and major transportation routes and the presence of special ecological features. Occasionally, we are approached by third parties, such as conservation groups or adjacent landowners, and asked to sell land that has not been transferred to our subsidiary. We sell the property if the transaction is consistent with our land sales strategy.

LUMBER SEGMENT

        We produce a diverse line of lumber products, including common and select boards, studs, edge-glued boards and finger-jointed studs. Lumber products manufactured in our two studmills, two random-length mills, and remanufacturing facility in western Montana, along with our remanufacturing facility in Idaho, are targeted to domestic lumber retailers, such as retail home centers, for use in repair and remodeling projects. These products are also sold to stocking distributors for use in home construction. Value-added products and services such as consumer appearance boards, pull-to-length boards, premium furring strips, premium studs and pattern boards are targeted to specialty markets and have made us less dependent on the more volatile home construction market.

        Competition in our lumber markets is based on price and quality and, to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and to provide specialized customer service. We compete in domestic lumber markets with a host of other United States, Canadian, European, South American and New Zealand producers. Canadian and European lumber producers have increased their penetration into the United States market due to their lower wood fiber costs and favorable exchange rates. The lumber market is also subject to competition from substitute products, such as products made from radiata pine, medium density fiberboard, oriented strand board, particle board, laminates, steel and plastic.

        Our lumber and plywood mills produce residual wood chips as a by-product of the conversion of raw logs into finished products. These wood chips are sold to regional paper and pulp mills. A substantial portion of our residual wood chip production is sold to Smurfit Stone Container Corporation under a long-term supply agreement.

PANEL SEGMENT

        The Panel Segment consists of two plywood plants and a medium density fiberboard facility in western Montana. The panel facilities produce a diverse line of plywood and medium density fiberboard products.

        During 2000, we started construction of a new thin-board production line at our existing medium density fiberboard facility. The construction of the new $81 million thin-board production line was completed in the fall of 2001.

        PLYWOOD. We produce high-grade plywood that we sell primarily into specialized industrial markets, including boat, recreational vehicle and fiberglass-reinforced panel manufacturing. Our plywood products are generally of higher quality than commodity construction grade products and generally command higher prices in these specialty markets. See "-Lumber Segment" for a discussion on residual wood chips.

        Competition within the plywood market is based primarily on price and quality and, to a lesser extent, the ability to offer a full line of products and meet delivery requirements on a consistent, long-term basis. The domestic plywood market is characterized by numerous large and small producers and is also subject to competition from oriented strand board, a less expensive substitute wood product. Oriented strand board continues to capture an increasing percentage of the structural panel market due to its low cost. Oriented strand board has now captured over 50% of the structural panel market, and this percentage is expected to increase over the next several years as additional oriented strand board plants are built or existing facilities are expanded. Additionally, the quality of oriented strand board continues to improve and has become widely accepted in most building applications. However, because oriented strand board does not have plywood's strength-to-weight ratio, moisture resistance and machinability, it cannot be used in many specialty applications. To improve operating performance, many commodity plywood manufacturers have refocused their products toward the specialty plywood market, resulting in increased competition in the markets we serve. We expect to remain competitive due to our strong customer base, extensive experience in industrial markets, supply of superior quality timber, and reputation for high quality products, including various trademarked products such as MarineTech(R), RV-X(R), DuraFloor(R), and Ultra-Core(R).

        MEDIUM DENSITY FIBERBOARD. We supply high quality medium density fiberboard ("MDF") to a wide range of customers in North America and Asia. Some of the more common uses of MDF include furniture and cabinet components, architectural moldings, doors, and store fixtures.

        The medium density fiberboard industry has been undergoing dramatic growth and increased competition because North American consumption and capacity has nearly doubled over the past seven years. Medium density fiberboard producers compete on a global scale, primarily on the basis of price, quality, service and the availability of specialty products. Medium density fiberboard is also subject to competition from solid wood products as well as hardboard and particle board products. Competition in the industry has increased recently because of the recent price reductions of solid wood products and increased European imports resulting from the strong U.S. currency.

        Our Super-Refined MDF(R) commands a price premium over standard medium density fiberboard due to its superior performance in high-value applications. Super-Refined MDF(R) has consistently fine fiber, homogeneous density and light color, all of which make it a preferred choice where detailed shapes and smooth finishes are required. Moreover, because our fiber supply consists of inland western softwoods, a slower growth species with a low abrasive content, Super-Refined MDF(R) has proven to have superior machining and finishing qualities over competing products. Furthermore, we believe that the MDF plant's high production efficiency and relatively low energy and wood costs position us as one of North America's lowest cost producers. We acquire approximately half of our sawdust and wood shavings for medium density fiberboard production internally from our plywood and lumber operations, with the remainder purchased from third parties.

TIMBER RESOURCE MANAGEMENT AND ENVIRONMENTAL STEWARDSHIP

        RESOURCE MANAGEMENT. We view our timberlands as assets with substantial inherent value. We strive to manage them in an economically prudent and environmentally responsible manner to enhance their value. We seek to enhance value by improving the productivity of our forests, controlling harvesting costs, and sorting and merchandising logs to obtain their highest value.

        We use different management techniques in each of our regions, employing a variety of the most cost effective silvicultural methods available. We expect timber growth rates on our timberlands to continue to improve over time as a result of genetic advances in seedlings, intensive forest management practices such as thinning and fertilization, and the increasing proportion of our timberlands that are converted from natural forests to actively managed plantations. Technology and forest management advances have increased growth rates and shortened harvest cycles. We believe our focus on intensive management practices will enhance forest productivity and increase the value of our timberlands over time.

        Value can be enhanced on younger timber stands through thinning operations. Value increases as trees grow and add wood volume more rapidly. Thinning a timber stand enables the healthier and potentially more valuable trees to grow more rapidly. As trees grow larger, they can be used in higher value applications such as high grade lumber, plywood, and furniture. We also consider the impact of forest management activities on properties with higher and better uses other than long-term timber production, and modify harvest plans accordingly.

        Intensive silvicultural applications, including the use of genetically improved seedlings, early and mid-rotation applications of fertilizers and chemicals to control plant competition, and pre-commercial thinning, will continue to enhance the growth and value of our timberlands. These projects improve not only the growth of the forests, but enhance the quality of the wood grown, reduce future harvesting costs, and shorten the length of the rotations.

        It is our policy to ensure that every acre harvested is promptly reforested. Based on the geographic and climatic conditions of the harvest site, harvested areas may be regenerated naturally by leaving mature trees to reseed the area. Natural regeneration methods are used on a substantial portion of our timberlands in the Northwest and Northeast Regions. In the Southern Region substantially all reforestation is done by planting.

        Forests are subject to a number of natural hazards, including damage by fire, insects and disease. Severe weather conditions and other natural disasters can also reduce the productivity of forest lands and disrupt the harvesting and delivery of forest products. While damage from natural causes is typically localized and would normally affect only a small portion of the timberlands at any one time, these hazards are unpredictable and losses might not be so limited. The size and diversity of our timberlands, together with our intensive forest management, should help to minimize these risks. Consistent with the practices of other large timber companies, we do not maintain insurance against loss to standing timber on our timberlands due to natural disasters, but we do maintain insurance for loss of logs due to fire and other occurrences following harvesting.

        ENVIRONMENTAL STEWARDSHIP. We are a leader in environmentally responsible resource management. As such we subscribe to the principles and objectives of the Sustainable Forestry Initiative(sm) which sets forth a comprehensive approach to responsible forest stewardship. Sustainable Forestry Initiative(sm) principles are designed to ensure that forest management is integrated with the conservation of soil, air and water resources, wildlife and fish habitat, and aesthetics.

        As a part of our environmental leadership, we are in the forefront of the habitat conservation planning movement. We currently manage approximately 2 million acres under four habitat conservation agreements. The habitats of hundreds of species are protected by these agreements, including twelve species listed as threatened under the Endangered Species Act. These conservation agreements include: the Cascade Region Habitat Conservation Plan, which provides habitat protection for 285 species; the Grizzly Bear Conservation Plan in the Swan Valley of western Montana; and the Native Fish Habitat Conservation Plan, completed in November 2000, which covers 1.6 million acres of our land and provides for habitat protection of native trout and salmon species listed as either threatened or endangered under the Endangered Species Act. In addition, we recently completed a habitat conservation plan for the red-cockaded woodpecker, covering approximately 260,000 acres of our timberlands in Arkansas and Louisiana.

        In addition to the aforementioned conservation agreements, we are in the process of attempting to effect the transfer of two other conservation agreements with federal and state agencies entered into by prior owners of our timberlands located in our Northern and Southern Resources Segments.

RAW MATERIALS

        Our lumber and panel facilities obtain the majority of their raw logs from our timberlands. The Rocky Mountain Region provides a consistent supply of high quality logs and preferred timber species to our lumber and plywood facilities, although over time the average log size is expected to decline and the species mix is expected to change due to harvest and growth patterns.

        Our lumber and plywood facilities have and will continue to purchase stumpage and logs from external sources, including the United States Forest Service, Bureau of Indian Affairs, Bureau of Land Management and state and private timberland owners. The United States Forest Service harvest plan calls for a 2001 harvest of 400,000 cunits in close proximity to our lumber and plywood facilities in western Montana. However, due in part to legal challenges and changes in public policy, the United States Forest Service will likely sell less volume. Our lumber and plywood facilities are permitted to bid on up to approximately fifty percent of the volume sold annually by the United States Forest Service, with the remainder set aside for small businesses. In addition, approximately 800,000 cunits of timber is expected to be offered annually to our lumber and plywood facilities from other timberland owners. The geographic area in which our lumber and plywood facilities obtain logs may expand or contract from year to year as the cost of logs and value of manufactured products fluctuate.

        Our MDF facility has a consistent supply of sawdust and wood shavings from internal and external sources. Our remanufacturing facilities use short or narrow pieces of lumber, a by-product of our lumber facilities' operations, as well as lumber purchased from third-party mills.

COMPETITION

        Markets for forest products are highly competitive in terms of price and quality. Many of our competitors have substantially greater financial and operating resources. In addition, wood products are subject to increasing competition from a variety of substitutes, including non-wood and engineered wood products. Plywood markets are subject to competition from oriented strand board, and lumber and log markets are subject to competition from other worldwide suppliers. We believe we can compete effectively because of our extensive private timber inventory, our proven leadership in environmental forestry, which has positioned us to meet regulatory challenges on a cost-effective basis, our reputation as a dependable, long-term supplier of quality products, our innovative approach to providing high-quality, value-added products to various specialty and industrial niche markets and the integration of our timberlands with efficient manufacturing processes.

SEASONAL EFFECTS

        Domestic log sales volumes from our Northern timberlands are typically at their lowest point in the second quarter of each year when warming weather thaws and softens roadbeds, thus restricting access to logging sites. Log sales volumes from our Southern timberlands are generally at their lowest point during the first quarter of each year, as winter rains limit operations.

        Demand for manufactured products is generally lower in the winter quarter when activity in construction markets is slower, and higher in the spring, summer and fall quarters when construction increases. In addition to seasonal fluctuations in demand, prices of manufactured products can be affected by weather-related fluctuations in supply, as production can be hampered during severely cold winter months and then rebound with warmer spring weather. Working capital varies with seasonal fluctuations. Log inventories increase going into the winter season to prepare for reduced harvest during the spring in the North and during the rainy season in the South.

FEDERAL AND STATE REGULATIONS

        GENERAL ENVIRONMENTAL REGULATION. Our operations are subject to Federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances and the requirements of the federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of our employees. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property or natural resources, resulting from our operations. We maintain environmental and safety compliance programs and periodically conduct regular internal and independent third-party audits of our facilities and timberlands to monitor compliance with these laws and regulations.

        ENDANGERED SPECIES. The Endangered Species Act protects species threatened with possible extinction. A number of species indigenous to our timberlands have been listed as threatened or endangered or have been proposed for one or the other status under the Endangered Species Act. As a result, our activities in or adjacent to the habitat of these species may be subject to restrictions on the harvesting of timber and the construction of roads.

        We have received incidental take permits from the U.S. Fish and Wildlife Service that together will cover our forest management on approximately 1,743,600 acres in the Northwest Region. As part of the permit application process under the Endangered Species Act, we prepared habitat conservation plans that will govern our management activities on the lands covered by the plans in these regions during the respective terms of the permits. The habitat conservation plans require us to maintain certain levels of wildlife and fish habitat, and to take numerous other mitigation measures including the protection of riparian areas. In consideration for this mitigation, the incidental take permits authorize forestry practices that are consistent with the plans, even though they may have an adverse impact on the listed species covered by the plans and permits.

        We have also entered into an agreement with the Fish and Wildlife Service, the U.S. Forest Service, and the state of Montana to conserve habitat for grizzly bears. This agreement, which covers 83,000 acres of our timberlands in the Swan Valley in western Montana, requires that we protect the habitat of, and minimize the impact of our forestry activities on, the grizzly bear. In consideration for this mitigation, the Fish and Wildlife Service authorized forestry practices in the Swan Valley that are consistent with the agreement, but that may have an adverse effect on grizzly bears.

        In addition, the red-cockaded woodpecker, listed as endangered under the Endangered Species Act, is found on or near some of our lands in Louisiana, Arkansas and Mississippi. We recently completed a habitat conservation plan which covers approximately 260,000 acres of affected tracts. As a result, we have received an incidental take permit from the Fish and Wildlife Service authorizing forest practices consistent with the plan. Our efforts to address the presence of the red-cockaded woodpecker on other affected tracts of our southern timberlands will likely involve one or more additional arrangements with state and federal agencies. We are unable to predict whether any such necessary arrangements will ultimately be completed or, if completed, on what terms.

        Although the habitat conservation plans and the grizzly bear agreement have been implemented and are functioning as expected, there can be no assurance that they will remain in force or be sufficient to protect us against subsequent amendments of the Endangered Species Act. Nor can there be assurance that they will be sufficient to protect us against the listing of additional species, or against changes to other applicable laws and regulations. Any of these changes could materially and adversely affect our operations.

        At this time, we believe that Federal and state laws and regulations related to the protection of endangered species will not have a material adverse effect on our financial position, results of operations or liquidity. We anticipate, however, that increasingly strict laws and regulations relating to the environment, natural resources and forestry operations, as well as increased social concern over environmental issues, may result in additional restrictions on us leading to increased costs, additional capital expenditures and reduced operating flexibility.

        TIMBERLANDS. Our forest practices are and will in the future be subject to specialized statutes and regulations in the states where we operate. Many of these states have enacted laws that regulate forestry operations, such as growing, harvesting and processing activities on forestlands. Among other requirements, these laws impose some reforestation obligations on the owners of forestlands. Several states require prior notification before beginning harvesting activities. A number of states require a regulatory review prior to harvesting, depending upon the environmental and other sensitivities of the proposed activity. Other state laws and regulations control the following activities:

        o    slash burning and harvesting during fire hazard periods;

        o activities that affect water courses or are in proximity to inland shore lines; and

        o activities that affect water quality, and some grading and road construction activities.

ENCUMBRANCES AND STRUCTURE

        Under the terms of our debt agreements, we have agreed not to pledge, assign or transfer timberlands, except under limited circumstances. The holders of our $89.2 million face value of 11.125% First Mortgage Notes due 2007 have a first mortgage lien on a significant portion of the Lumber and Panel Facilities. We guarantee the First Mortgage Notes recorded on the books of our subsidiaries.

        The title to our timberlands does not always include the related hard rock mineral interests or oil and gas rights. Title to the timberlands is subject to presently existing easements, rights of way, flowage and flooding rights, servitudes, hunting and other leases, licenses and permits, none of which materially adversely affect the value of the timberlands or materially restrict the harvesting of timber or other operations.

        As of the date of this prospectus, substantially all of our assets are held by our subsidiaries, including our operating partnership.

                            SELLING STOCKHOLDERS

        The table below sets forth the beneficial ownership of Plum Creek's common stock by the selling stockholders at October 29, 2001 and following the sale of the shares of common stock offered hereby.


                                          Shares of                             Shares of
                                        Common Stock                           Common Stock
                                        Beneficially                        to be Beneficially
            Name of                     Owned Before          Shares           Owned After
            Selling                    Sale Under This         to be         Sale Under This
          Stockholder                    Prospectus           Sold(1)          Prospectus(1)
          -----------                    ----------           -------          -------------

                                   Number      Percentage                  Number     Percentage
                                   ------      ----------                  ------     ----------
PC Advisory Partners, I
   L.P. (2)..................     171,333          *           85,666      85,667          *

PCMC Intermediate Holdings,
   L.P. (3)..................  16,961,942         9.3%      8,480,971    8,480,971        4.7%


----------

* Less than 1% of the outstanding shares of common stock.

(1) Assumes that the option granted the underwriters to purchase additional shares is not exercised.

(2) PC Advisory Partners I, L.P. is controlled by its sole general partner, PC Advisory Corp I. John H. Scully, William E. Oberndorf and William J. Patterson, three of our directors, are the directors of PC Advisory Corp I and collectively own 100% of the capital stock of PC Advisory Corp I. Mr. Scully, Mr. Oberndorf and Mr. Patterson disclaim beneficial ownership of the shares held by the selling stockholders except to the extent of their pecuniary interest therein.

(3) PCMC Intermediate Holdings, L.P. is controlled by its sole general partner, PC Advisory Partners I, L.P., which is in turn controlled by its sole general partner, PC Advisory Corp I. John H. Scully, William E. Oberndorf and William J. Patterson, three of our directors, are the directors of PC Advisory Corp I and collectively own 100% of the capital stock of PC Advisory Corp I. Mr. Scully, Mr. Oberndorf and Mr. Patterson disclaim beneficial ownership of the shares held by the selling stockholders except to the extent of their pecuniary interest therein.

       Prior to July 1999, Plum Creek Management Company, L.P., or PCMC, managed the business and affairs of our predecessor, Plum Creek Timber Company, L.P., or the Partnership. The selling stockholders were the partners of PCMC, and PCMC, in turn, was controlled by its indirect corporate general partner, PC Advisory Corp I.

       On July 1, 1999, the Partnership was converted from a publicly traded master limited partnership into a publicly traded REIT through the merger of the Partnership, with and into a wholly- owned, indirect subsidiary of Plum Creek Timber Company, Inc. As part of that conversion, PCMC relinquished its general partner interest in, as well as certain other interests in and rights with respect to, the Partnership, in return for which the selling stockholders, as the partners of PCMC, received equity interests aggregating to what was then 27% of our outstanding equity interests, comprised of shares of both common stock and special voting common stock. The shares of special voting common stock provided the selling stockholders with class voting rights on specified transactions submitted for stockholder approval, including, but not limited to, amendments to our corporate charter or bylaws, certain stock issuances, dissolutions, mergers and asset sales. In addition, Mr. Scully, Mr. Oberndorf and Mr. Patterson, each of whom is a director of PC Advisory Corp I, the general partner of PC Advisory Partners I, L.P. and the indirect general partner of PCMC Intermediate Holdings, L.P., and who collectively own 100% of the capital stock of PC Advisory Corp I, were given the right to designate, for nomination purposes only, a majority of the nominees for our board of directors.

       In July 2000, we entered into a voting agreement and consent with the selling stockholders, which was amended in June 2001. Pursuant to the voting agreement and consent, on October 5, 2001 the selling stockholders converted each share of special voting common stock held by the selling stockholders into one share of our common stock. In addition, effective October 6, 2001, the selling stockholders and Mr. Scully, Mr. Oberndorf and Mr. Patterson agreed to permanently and irrevocably waive any and all rights to designate any nominees to our board of directors.

       Each of Mr. Scully, Mr. Oberndorf and Mr. Patterson currently serves as a director on our board of directors. All of the shares of our common stock registered pursuant to this prospectus were "restricted securities" under the Securities Act prior to this registration.

       We previously entered into a registration rights agreement with the selling stockholders pursuant to which we agreed to register their shares of our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling stockholders and Plum Creek and their and our respective directors, officers and controlling persons against specific liabilities arising in connection with the offer and sale of our common stock, including liabilities arising under the Securities Act. This offering is being made following an exercise of rights under the registration rights agreement.

                   FEDERAL INCOME TAXATION OF PLUM CREEK
                            AND ITS STOCKHOLDERS

       The following is a summary of the Federal income tax considerations anticipated to be material to prospective holders of Plum Creek common stock. The discussion does not address the tax consequences that may be relevant to individual stockholders in light of their particular circumstances or any special treatment to which they may be subject under certain Federal income tax laws, such as dealers in securities, traders in securities that elect to mark to market, banks, insurance companies, tax-exempt organizations, except to the extent discussed under the heading "--Taxation of Tax-Exempt U.S. Stockholders," or non-United States persons, except to the extent discussed under the heading "--Taxation of Non-United States Stockholders." This summary does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

       The information in the discussion below is based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Internal Revenue Code, existing administrative interpretations and practices of the Internal Revenue Service, and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law.

       Prospective holders of Plum Creek common stock are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the ownership and disposition of Plum Creek common stock.

TAXATION OF PLUM CREEK AS A REIT

  GENERAL

       Under Federal income tax law, if certain detailed conditions imposed by the Internal Revenue Code and the related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for Federal income tax purposes. These conditions relate, in part, to the nature of the entity's assets and income. Provided Plum Creek qualifies to be subject to tax as a REIT, it will generally not be subject to Federal corporate income tax on taxable income that it distributes currently to stockholders. This treatment substantially eliminates "double taxation." Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed.

       Plum Creek has elected to be treated for tax purposes as a REIT commencing with its taxable year ending on December 31, 1999. Plum Creek believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT, and intends to continue to operate in such a manner. No assurance can be given, however, that it was organized and has operated in such a manner as to qualify as a REIT. Plum Creek has, however, as described more fully under "Income Tests" below, received a private letter ruling from the Internal Revenue Service substantially to the effect that its timberlands, including those timberlands that are subject to timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests discussed below, and that the gains derived by Plum Creek from timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. See "Risk Factors."

       In connection with the offering, Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Plum Creek, will deliver an opinion to the effect that commencing with its taxable year ending December 31, 1999, Plum Creek has been organized in conformity with the requirements for qualification and taxation as a REIT and its proposed method of operation would enable Plum Creek to continue to meet the requirements for qualification as a REIT. The opinion will be based upon facts, representations and assumptions as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise Plum Creek or holders of Plum Creek common stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. Qualification and taxation as a REIT will depend upon Plum Creek's ability to meet on an ongoing basis (through actual annual operating results, its asset base, distribution levels and diversity of share ownership) the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP on a continuing basis. No assurance can be given that the actual results of Plum Creek's operations for any particular taxable year will satisfy such requirements, and an opinion of counsel is not binding upon the Internal Revenue Service. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify as a REIT."

       The sections of the Internal Revenue Code and the corresponding Treasury Regulations relating to the taxation of REITs and their stockholders are highly technical and complex. The following discussion sets forth the material aspects of the rules that govern the Federal income tax treatment of a REIT and its stockholders. This summary is based on current United States law, including the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which changes may apply retroactively.

       Provided Plum Creek qualifies for taxation as a REIT, it will generally not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that Plum Creek currently distributes to stockholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a regular corporation. Plum Creek will, however, be subject to Federal income tax under certain circumstances, including the following:

       o Plum Creek will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "-Annual Distribution Requirements" with respect to its ability to elect to treat as having been distributed to stockholders certain of its capital gains upon which it has paid taxes, in which event the taxes that Plum Creek has paid with respect to such income would be available as a credit or refund to stockholders;

       o Plum Creek may be subject to the "alternative minimum tax" on certain of its items of tax preference;

       o If Plum Creek has (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or
              (2) other nonqualifying income from foreclosure property, Plum Creek will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property;

       o Plum Creek will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business;

       o If Plum Creek fails to satisfy the 75% gross income test or the 95% gross income test as discussed below, but Plum Creek has maintained its qualification as a REIT because certain other requirements have been met, Plum Creek will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which Plum Creek fails the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect its profitability;

       o Plum Creek will be required to pay a 4% excise tax on the amount by which its annual distributions to stockholders are less than the sum of (1) 85% of its ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, other than capital gain income Plum Creek elects to retain and pay tax on and (3) any undistributed taxable income from prior periods, other than capital gains from such years which Plum Creek elected to retain and pay tax on;

       o A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary if and to the extent that the Internal Revenue Service successfully adjusts the reported amounts of these items; and

       o If Plum Creek acquires an asset from a corporation that was subject to tax under subchapter C of the Internal Revenue Code in a transaction in which the adjusted tax basis of the asset in the hands of Plum Creek is determined by reference to the adjusted tax basis of the asset in the hands of the transferor corporation, then under recently issued temporary Treasury Regulations, the transferor corporation would generally be required to recognize any built-in gain that would have been realized if it had sold all of its assets at their respective fair market values and immediately liquidated on the day before the date of the transfer. The regulations provide, however, that in lieu of taxation of the transferor corporation as described immediately above, Plum Creek may make an irrevocable election to be subject to tax at the highest regular corporate tax rate then applicable on the built-in gain recognized upon a subsequent disposition of any such assets during the ten-year period following their acquisition from the transferor corporation. Plum Creek intends to make such an election with respect to the assets of the Subsidiaries that are acquired pursuant to the mergers to avoid an immediate tax on the Subsidiaries. The Internal Revenue Service recently issued a revenue ruling that clarifies that the income derived from the harvesting and sale of timber pursuant to timber cutting contracts (as opposed to the gain derived from the sale of timberlands) will not be subject to the built-in gains tax. Thus, Plum Creek will not be subject to the built-in gains tax on the income it derives from the harvesting and sale of timber from the timberlands it acquired from the Subsidiaries in the mergers.

       REQUIREMENTS FOR QUALIFICATION

       Plum Creek has elected to be treated as a REIT beginning with its taxable year ended December 31, 1999. In order to continue to qualify as a REIT, Plum Creek must meet the requirements discussed below relating to its organization, sources of income, nature of assets and distributions of income.

       ORGANIZATIONAL REQUIREMENTS

       Plum Creek's stock must be held by at least 100 persons and no more than 50% of the value of its capital stock may be owned, directly or indirectly, by five or fewer individuals (as specially defined for these purposes) at all times during the last half of the taxable year. For these purposes, certain entities such as private foundations are treated as an individual. Plum Creek must satisfy these stock ownership requirements in its second taxable year and in each subsequent taxable year. Plum Creek's certificate of incorporation provides for certain restrictions regarding the transfer of its capital stock in order to aid in meeting the stock ownership requirements, but these restrictions cannot insure that Plum Creek will in all cases comply with these ownership requirements.

       To monitor its compliance with the stock ownership requirements, Plum Creek is required to maintain records regarding the actual ownership of its stock. To do so, Plum Creek must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the stock (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of its records. A stockholder who fails or refuses to comply with the demand must submit a statement with its Federal income tax return disclosing the actual ownership of the stock and certain other information.

       INCOME TESTS

       In order to maintain qualification as a REIT, Plum Creek must annually satisfy two gross income requirements. First, for each taxable year Plum Creek must derive, directly or indirectly, at least 75% of its gross income (excluding gross income from "prohibited transactions") from investments relating to real property or mortgages on real property (including "rents from real property" and "gain from the sale or other disposition of real property") other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year Plum Creek must derive, directly or indirectly, at least 95% of its gross income (excluding gross income from "prohibited transactions") from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

       In addition, if Plum Creek should realize any net income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including its share of any such gain realized by any partnership in which Plum Creek is a partner) then such income would be treated as income from a "prohibited transaction" and would not count towards satisfying the 95% and 75% gross income tests. Such income would also be subject to a 100% penalty tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

       Rents that Plum Creek receives will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. Substantially all of the rental income that Plum Creek has received in the past and is anticipated to receive in the future is derived from certain farmlands and grazing lands, from certain hunting leases and from renting rights of ways through its properties. It is anticipated that any income Plum Creek receives from such leases and properties will constitute "rents from real property" under the applicable rules. While it is not expected that Plum Creek will receive a substantial amount of rental income, Plum Creek will take steps to ensure that any such rental income will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests.

       Plum Creek has received a private letter ruling from the Internal Revenue Service substantially to the effect that its timberlands, including those timberlands that are subject to timber cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests, and that the gains derived by Plum Creek from timber cutting contracts will be from the sale of real property for purposes of the REIT gross income tests. In reaching these conclusions, the Internal Revenue Service expressly relied upon a representation from Plum Creek that its disposals of timber pursuant to these timber cutting contracts will qualify as disposals of timber under section 631(b) of the Internal Revenue Code. In connection with this representation, Plum Creek has received an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP, substantially to the effect that its disposal of timber pursuant to these timber cutting contracts will qualify for treatment under section 631(b) of the Internal Revenue Code.

       If Plum Creek fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, Plum Creek may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if:

       o Plum Creek's failure to meet such tests was due to reasonable cause and not due to willful neglect;

       o Plum Creek attaches a schedule of the sources of its income to its Federal income tax return; and

       o any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances Plum Creek would be entitled to the benefit of these relief provisions. As discussed above in "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

       The Treasury Regulations provide that if Plum Creek is a partner in a partnership, it will be deemed to own its proportionate share of the assets of the partnership, and it will be deemed to be entitled to its proportionate share of the gross income of the partnership. In addition, the character of the assets and gross income of the partnership generally retains the same character in its hands for purposes of satisfying the gross income tests and the asset tests.

       ASSET TESTS

       At the close of each quarter of its taxable year, Plum Creek must satisfy the following three tests relating to the nature of its assets:

       o at least 75% of the value of its total assets must be represented by real estate assets including (1) its allocable share of real estate assets held by partnerships in which Plum Creek owns an interest and (2) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering, cash, cash items and government securities;

       o not more than 25% of its total assets may be represented by securities other than those in the 75% asset class; and

       o of the investments included in the 25% asset class, the value of any one issuer's securities owned by Plum Creek may not exceed 5% of the value of its total assets, and Plum Creek may not own more than 10% of any one issuer's outstanding voting securities or more than 10% of the value of the outstanding securities of any one issuer.

The 5% and 10% asset limitations described above do not apply to wholly owned qualified REIT subsidiary corporations, or to electing taxable REIT subsidiary corporations. The value of stock held by a REIT in taxable REIT subsidiary corporations may not, however, exceed, in the aggregate, 20% of the value of a REIT's total assets.

       As of the date of this prospectus, substantially more than 75% of the fair market value of the assets indirectly owned by Plum Creek through its operating partnership will consist of timberlands owned in fee, and Plum Creek expects that, at all times after the date of this prospectus, substantially more than 75% of the assets owned by it directly and indirectly through the operating partnership will consist of fee ownership of timberland. Accordingly, Plum Creek believes that it will be able to meet the 75% test described above on a going forward basis.

       The operating partnership owns indirectly all of the outstanding stock of its various corporate subsidiaries that are engaged in the business of purchasing and harvesting timber and manufacturing timber products. These corporate subsidiaries were formed, as part of the conversion of Plum Creek from a partnership to a REIT, to own and operate businesses that Plum Creek, as a REIT, would not be permitted to own and operate directly. Through its ownership interest in the operating partnership, Plum Creek is considered to own its pro rata share (which as of the date of this prospectus is 100%) of the stock of such corporate subsidiaries held by the operating partnership. Plum Creek has elected to treat its corporate subsidiaries as taxable REIT subsidiaries.

       The percentage limitations on the ownership of securities described above must generally be met for any quarter in which Plum Creek acquires securities of the issuer. Thus, this requirement must be satisfied not only on the date Plum Creek acquires securities of each of the corporate subsidiaries but also each time Plum Creek increases its ownership of securities of any corporate subsidiaries, including as a result of its interest in the operating partnership, the exercise by the partners of their exchange rights or otherwise. Although Plum Creek will take steps to ensure that it satisfies these tests for any quarter with respect to which testing will occur, there can be no assurance that such steps will always be successful or will not require Plum Creek to reduce its overall interest in one or more of the corporate subsidiaries. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Plum Creek's REIT status is based on the assumption of continued compliance with these tests.

       If Plum Creek fails to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause Plum Creek to lose its REIT status if (1) Plum Creek satisfied all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (2) of the preceding sentence were not satisfied, Plum Creek could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

       ANNUAL DISTRIBUTION REQUIREMENTS

       In order to qualify as a REIT, Plum Creek is required to make distributions (other than capital gain dividends) to its stockholders in an amount at least equal to (1) the sum of (a) 90% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of noncash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Plum Creek timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that Plum Creek does not distribute (or Plum Creek is not treated as having distributed) all of its capital gain or Plum Creek distributes (or Plum Creek is treated as having distributed) at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, Plum Creek will be subject to tax on the undistributed income at regular corporate tax rates. If Plum Creek should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain income for such year (other than capital gain income that Plum Creek elects to retain and pay tax on as provided for below) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which Plum Creek elected to retain and pay tax on), Plum Creek would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

       Plum Creek may elect to retain rather than distribute its net long-term capital gains. The effect of this election is that:

       o Plum Creek would be required to pay the tax on such gains at regular corporate tax rates;

       o its stockholders, although required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by Plum Creek; and

       o the basis of a stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of the tax on capital gains paid by Plum Creek which was included in income by the stockholder).

       It is possible that Plum Creek, from time to time, may not have sufficient cash or other liquid assets to meet the annual distribution requirements described above due to timing or other differences between (1) the actual receipt of income and actual payment of deductible expenses and
(2) the inclusion of such income and deduction of such expenses in arriving at its taxable income. If Plum Creek encounters this situation, it may elect to retain the capital gain and pay the tax on the gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, Plum Creek may find it necessary to arrange for short or possibly long-term borrowings, issue equity, or sell assets.

       Under certain circumstances, Plum Creek may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, Plum Creek may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Plum Creek will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

       DISTRIBUTION OF ACQUIRED EARNINGS AND PROFITS

       The Internal Revenue Code provides that when a REIT acquires a subchapter C corporation (such as the Subsidiaries), the REIT may qualify as a REIT only if, as of the close of the year of acquisition, the REIT has no "earnings and profits" acquired from such acquired corporation. As a result of the mergers, Plum Creek succeeded to the earnings and profits of the Subsidiaries and, therefore, Plum Creek will be required to distribute the earnings and profits of the Subsidiaries effective on or before January 31, 2002. As a result of the requirement to distribute such earnings and profits, as further described below, the character of the portion of Plum Creek's distributions in the 2001 tax year (and possibly through January 31, 2002) that is attributable to the amount of such earnings and profits that would otherwise be a return of capital or capital gain to stockholders will be ordinary income. See "Risk Factors-Our Cash Distributions Are Not Guaranteed And May Fluctuate."

       Plum Creek has retained independent certified public accountants to review the determination of the Subsidiaries' earnings and profits for purposes of this requirement, and it will attempt to ensure that it has distributed all of its earnings and profits by January 31, 2002. Any adjustments to the Subsidiaries' income for taxable years ending on or before October 5, 2001, including as a result of an examination of its returns by the Internal Revenue Service, could affect the calculation of the Subsidiaries' earnings and profits. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt.

       There can be no assurance that the Internal Revenue Service will not examine the tax returns of the Subsidiaries and propose adjustments to increase their taxable income and therefore their earnings and profits. In this regard, the Internal Revenue Service can consider all taxable years of the Subsidiaries as open for review for purposes of determining the amount of such earnings and profits. If Plum Creek fails to distribute an amount equal to the Subsidiaries' earnings and profits effective on or before January 31, 2002, Plum Creek might be subject to adverse tax consequences. Distributions will be treated as first made from earnings and profits which, but for such distributions, would result in a failure to meet the requirements described above. Accordingly, based on the amounts anticipated to be distributed to stockholders in the 2001 tax year, Plum Creek expects that, even if the earnings and profits of the Subsidiaries were subsequently to be adjusted upward by the Internal Revenue Service, the amounts distributed would exceed such earnings and profits and Plum Creek would not be subject to any adverse tax consequences. Nevertheless, such an adjustment may give rise to the imposition of the 4% excise tax on the excess of income required to be distributed and the amounts treated as distributed after application of the earnings and profits rule. See "--Annual Distribution Requirements."

       Because of the nature of a substantial portion of its income as capital gain, Plum Creek may not have to make actual additional cash distributions in excess of its normal distribution in order to meet the distribution requirement described above. Instead, Plum Creek may elect to retain its capital gains and pay tax on such gains. See "--Annual Distribution Requirements." Such an election would effectively change the portion of Plum Creek's distributions for the applicable year that would otherwise be capital gain to ordinary income.

       FAILURE TO QUALIFY AS A REIT

       If Plum Creek fails to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Plum Creek fails to qualify as a REIT will not be deductible by Plum Creek nor will they be required to be made. As a result, cash available for distribution to stockholders would be significantly reduced. In addition, if Plum Creek fails to qualify as a REIT, all distributions to stockholders will be subject to tax as ordinary income, to the extent of its current and accumulated earnings and profits, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Plum Creek will also be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances Plum Creek would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. HOLDERS

       As used herein, the term "U.S. Holder" means a holder of Plum Creek common stock who for United States Federal income tax purposes is

       o      an individual who is a citizen or resident of the United
              States;
       o an entity which is a corporation or partnership for United States Federal income tax purposes and which is created or organized in the United States or under the laws of the United States or any political subdivision thereof (although certain partnerships so created or organized may be treated, under regulations not yet published, as not a United States person);
       o any estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or
       o a "Domestic Trust." A Domestic Trust is generally any trust with respect to which a court within the United States is able to exercise primary supervision over the administration of such trust, and as to which one or more United States fiduciaries have the authority to control all substantial decisions of such trust.

       DISTRIBUTIONS TO U.S. HOLDERS

       Provided that Plum Creek qualifies as a REIT, distributions made to U.S. Holders, other than tax-exempt entities, that are not designated as capital gain dividends, will generally be subject to tax as ordinary income to the extent of Plum Creek's current and accumulated earnings and profits as determined for Federal income tax purposes. If the amounts distributed exceed a stockholder's allocable share of Plum Creek's earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in its shares, which will not be subject to tax, and thereafter as a gain from the sale or exchange of a capital asset. At the present time, Plum Creek anticipates that substantially all of the distributions made by it will constitute capital gain dividends or a return of capital. Nevertheless, certain measures taken to satisfy the requirement to distribute earnings and profits acquired in the mergers may result in effectively changing the character of such distributions to ordinary income in the 2001 tax year. See "--Taxation of Plum Creek as a REIT--Distribution of Acquired Earnings and Profits."

       Distributions made to U.S. Holders that Plum Creek properly designates as capital gain dividends will be subject to tax as capital gains (to the extent that they do not exceed Plum Creek's actual net capital gain for the taxable year) without regard to the period for which a U.S. Holder has held its shares. The maximum long-term Federal capital gains rate for individuals with respect to capital gains dividends is 20%. If Plum Creek elects to retain capital gains rather than distribute them, a U.S. Holder will be deemed to receive a capital gain dividend equal to its share of such retained capital gains. In such a case, a stockholder will receive a tax credit or refund for its share of the tax paid by Plum Creek on such undistributed capital gains and the basis of the stockholders' common stock would be increased by the amount of the undistributed capital gains (minus the amount of the tax on capital gains paid by Plum Creek deemed distributed to such stockholders).

       Dividends declared by Plum Creek in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Plum Creek and received by the stockholder on December 31 of such year, provided that Plum Creek actually pays the dividend on or before January 31 of the following calendar year. Stockholders may not include in their income tax returns any of Plum Creek's net operating losses or capital losses. Plum Creek will notify each stockholder after the close of its taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

       Plum Creek will be treated as having sufficient earnings and profits to treat as a dividend any distribution that Plum Creek makes up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of Plum Creek as a REIT--General" and "--Taxation of Plum Creek as a REIT--Annual Distribution Requirements." As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax free returns of capital. In addition, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of Plum Creek's earnings and profits.

       PASSIVE ACTIVITY LOSSES AND THE INVESTMENT INTEREST LIMITATION

       Distributions made by Plum Creek and gain arising from the sale or exchange by a U.S. Holder of Plum Creek common stock will not be treated as passive activity income, and, as a result, U.S. Holders will generally not be able to apply any "passive losses" against such income or gain. Dividends from Plum Creek will generally be treated as investment income for purposes of the investment interest limitation to the extent the dividends do not constitute a capital gain dividend or a return of capital. Net capital gain from the sale or other disposition of shares of common stock and capital gain dividends will generally not be considered investment income for purposes of the investment interest limitation.

       SALE OF PLUM CREEK COMMON STOCK

       Upon any sale or other taxable disposition of shares of Plum Creek common stock, a U.S. Holder will generally recognize gain or loss for Federal income tax purposes in an amount equal to the difference between
(1) the amount of cash and the fair market value of any property received on such sale or other disposition and (2) the holder's adjusted basis in such shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Holder as a capital asset and will be eligible for preferential capital gains rates if such shares have been held for more than one year, as discussed above under "-Distributions to U.S. Holders." In general, any loss recognized by a U.S. Holder upon the sale or other disposition of Plum Creek common stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Holder which were treated as long-term capital gains.

TAXATION OF TAX-EXEMPT U.S. STOCKHOLDERS

       Based upon a published ruling of the Internal Revenue Service, distributions that Plum Creek makes to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

       Notwithstanding the preceding paragraph, however, a portion of the dividends Plum Creek distributes may be treated as UBTI to certain United States private pension trusts if Plum Creek were treated as a "pension-held REIT." Plum Creek is not currently nor does it anticipate that it will be a "pension-held REIT." If Plum Creek were to become a pension-held REIT, these rules would generally only apply to certain United States pension trusts that hold more than 10% of its stock.

TAXATION OF NON-UNITED STATES STOCKHOLDERS

       The rules governing United States Federal income taxation of the ownership and disposition of Plum Creek common stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Holders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States Federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Holder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that Plum Creek qualifies for taxation as a REIT. Prospective Non-U.S. Holders should consult their tax advisors to determine the impact of Federal, state, local and foreign tax laws with regard to the ownership and disposition of Plum Creek common stock (including reporting requirements) in light of their individual investment circumstances. As discussed below, because of the nature of Plum Creek's income, investment in Plum Creek common stock by Non-U.S. Holders may be less favorable than investments in REITs whose principal activity is not timber-related.

       DISTRIBUTIONS TO NON-U.S. HOLDERS

       Under the Foreign Investors In Real Property Tax Act ("FIRPTA"), distributions to a Non-U.S. Holder that are attributable to gain from sales or exchanges by Plum Creek of United States real property interests will cause the Non-U.S. Holder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Holders would thus generally be subject to tax at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Such gain may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. Plum Creek is generally required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Holder's United States Federal income tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate on long-term capital gains of U.S. Holders that are individuals. It should also be emphasized that the income Plum Creek receives under its timber cutting contracts will be characterized for Federal income tax purposes as gain from the sale or other disposition of real property. Accordingly, the portion of any distribution that Plum Creek makes that is not a return of capital will be subject to such treatment. Plum Creek currently expects that substantially all of its distributions will be capital gain and accordingly will be subject to such treatment. Plum Creek will withhold at a rate of 35% on the entire amount of any distribution to Non-U.S. Holders.

       The portion of dividends received by Non-U.S. Holders payable out of Plum Creek's earnings and profits which are not attributable to capital gains if any, and which are not effectively connected with a United States trade or business of the Non-U.S. Holder will be subject to United States withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a United States trade or business solely as a result of their ownership of Plum Creek common stock. In cases where the dividend income from a Non-U.S. Holder's investment in Plum Creek common stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a United States trade or business, the Non-U.S. Holder will generally be subject to United States Federal income tax at graduated rates, in the same manner as United States stockholders are subject to tax with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

       Under the applicable United States Treasury Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to either (1) provide an Internal Revenue Service Form W-8BEN certifying such Non-U.S. Holder's entitlement to benefits under a treaty together with, in certain circumstances, additional information, or (2) satisfy certain other applicable treaty certification requirements. The Treasury Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity. Non-U.S. Holders who hold Plum Creek common stock through United States pass-through entities should consult their tax advisors.

       Distributions in excess of Plum Creek's current and accumulated earnings and profits to Non-U.S. Holders will not be subject to tax to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder's shares of Plum Creek common stock, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. Because at the time of a distribution Plum Creek will generally not know whether such distribution is in excess of earnings and profits, Plum Creek will withhold at a rate of 35% on the entire amount of any distribution (or a lower applicable treaty rate). Nevertheless, a Non-U.S. Holder may seek a refund of such amounts from the Internal Revenue Service if it subsequently determines that such distribution was, in fact, in excess of Plum Creek's current or accumulated earnings and profits and the amount withheld exceeded the Non-U.S. Holder's United States Federal income tax liability, if any, with respect to the distribution.

       SALE OF PLUM CREEK COMMON STOCK

       Gain recognized by a Non-U.S. Holder upon the sale or exchange of Plum Creek common stock will generally not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. Plum Creek common stock will not constitute a "United States real property interest" so long as Plum Creek is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Holders or a REIT whose shares are regularly traded on an established securities market. Plum Creek believes that it is currently a "domestically controlled REIT," because its stock is publicly traded; however, no assurance can be given that Plum Creek will continue to be a "domestically controlled REIT." If Plum Creek ceases to be a "domestically-controlled REIT," gain arising from the disposition of shares of Plum Creek common stock will not be subject to tax, provided that such shares are publicly traded on an established securities market (as determined under applicable Treasury Regulations) and the stockholder holds 5% or less of the outstanding stock of Plum Creek during the five-year period ending on the date of disposition.

       Notwithstanding the foregoing, a Non-U.S. Holder will be subject to tax on gain from the sale or exchange of common stock not otherwise subject to FIRPTA if (i) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met or (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

       BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

       Plum Creek must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such stockholder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-U.S. Holder resides.

       Backup withholding tax, which is generally imposed on certain payments to persons that fail to furnish certain information under the United States information reporting requirements, will generally not apply to dividends, including any capital gain dividends, that Plum Creek pays on its stock to a Non-U.S. Holder to an address outside the United States.

       The payment of the proceeds from the disposition of Plum Creek common stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Plum Creek common stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding and information reporting.

       The backup withholding tax is not an additional tax and may be credited against a Non-U.S. Holder's United States Federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the Internal Revenue Service.

TAX ASPECTS OF PLUM CREEK'S OWNERSHIP OF INTERESTS IN THE OPERATING PARTNERSHIP

       As of the date of this prospectus, substantially all of Plum Creek's assets are held indirectly through its operating partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Plum Creek, has delivered an opinion, substantially to the effect that the operating partnership will not be classified as an association subject to tax as a corporation, but will instead be classified as either (1) a disregarded entity if Plum Creek owns 100% of its membership interests directly or indirectly through one or more of its wholly owned subsidiaries, or (2) a partnership if, in addition to Plum Creek at least one other person that is unrelated to Plum Creek or that is not, directly or indirectly, a 100% owned disregarded entity, owns an interest in the operating partnership. Accordingly, Plum Creek will include in its income its proportionate share of the foregoing items of the operating partnership for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Plum Creek will include its proportionate share of assets held through the operating partnership.

OTHER TAXES

       Plum Creek, the operating partnership, any of its subsidiaries, or its stockholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which they transact business, own property, or reside. The state, local or foreign tax treatment of Plum Creek and its stockholders in those jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective holders of Plum Creek common stock should consult their tax advisors regarding the effect of foreign, state and local tax laws upon the ownership and disposition of Plum Creek common stock in light of their individual investment circumstances.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

       The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department. Changes to the Federal tax laws and interpretations of Federal tax laws could adversely affect an investment in Plum Creek.

                                UNDERWRITING

         Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares listed opposite their names below.

                                                                    NUMBER
                     UNDERWRITER                                  OF SHARES
                     -----------                                  ---------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.............................

        Goldman, Sachs & Co...................................

                     Total....................................
                                                                  ==========

          The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

         We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

         The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus
and to dealers at that price less a concession not in excess of $   per
share. The underwriters may allow, and the dealers may reallow, a discount
not in excess of $   per share to other dealers. After the initial public
offering, the public offering price, concession and discount may be changed.

         The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.


                                                 PER SHARE   WITHOUT OPTION     WITH OPTION
                                                 ---------   --------------     -----------

         Public offering price..................     $            $                  $
         Underwriting discount..................     $            $                  $
         Proceeds, before expenses, to the
           selling stockholders.................     $            $                  $

         The expenses of the offering, not including the underwriting discount, are estimated at $300,000 and are payable by Plum Creek.

OVER-ALLOTMENT OPTION

         The selling stockholders have granted an option to the underwriters to purchase up to 1,284,996 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

         We, our directors and executive officers and the selling stockholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

         o        offer, pledge, sell or contract to sell any common stock,

         o        sell any option or contract to purchase any common stock,

         o        purchase any option or contract to sell any common stock,

         o grant any option, right or warrant for the sale of any common stock,

         o lend or otherwise dispose of or transfer any common stock,

         o request or demand that we file a registration statement related to the common stock, or

         o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

         This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. These restrictions will not apply to:

         o issuances of stock by Plum Creek pursuant to any employee benefit plan;

         o issuances of stock by Plum Creek to any current or future employee;

         o transfers by a director or executive officer as a bona fide gift or gifts;

         o transfers by a director or executive officer to any trust for the direct or indirect benefit of such director or executive officer or the immediate family of such director or executive officer, provided that the trustee of the trust agrees to be bound in writing by these restrictions, and provided further that any such transfer shall not involve a disposition for value.

         Merrill Lynch may in its sole discretion and at any time without notice, release all or any portion of the shares subject to these restrictions.

NEW YORK STOCK EXCHANGE AND PACIFIC EXCHANGE LISTING

         The shares are listed on the New York Stock Exchange and the Pacific Exchange under the symbol PCL.

PRICE STABILIZATION, SHORT POSITIONS

         Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

         If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

         Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

         Goldman Sachs & Co. acted as our exclusive financial advisor in connection with the mergers of the Subsidiaries and received customary fees and expenses for its services. Additionally, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                               LEGAL MATTERS

       The validity of the shares of our common stock offered hereby and the tax matters described under "Federal Income Taxation of Plum Creek and Its Stockholders" will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, is acting as legal counsel to the underwriters.

                                  EXPERTS

       The consolidated/combined financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

       The combined financial statements of The Timber Company incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                    WHERE YOU CAN FIND MORE INFORMATION

       We file reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

       We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement. As allowed by the Securities and Exchange
Commission rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

                         INCORPORATION BY REFERENCE

       The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us and our financial condition. The information incorporated by reference is considered to be part this prospectus. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering:

       o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (filed March 5, 2001) and on Form 10-K/A for the fiscal year ended December 31, 2000 (filed October 9,
              2001);

       o Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2001 (filed May 10, 2001) and June 30, 2001 (filed August 14, 2001);

       o Our Current Reports on Form 8-K filed January 12, 2001, June 14, 2001, August 17, 2001, September 17, 2001, October 5,
              2001, October 9, 2001 and October 29, 2001;

       o      Our Current Report on Form 8-K/A filed September 17, 2001;
              and

       o      Our Registration Statement on Form 8-A/A filed October 9,
              2001.

       You can obtain any of the documents incorporated by reference in this prospectus through us or from the SEC web site at "http://www.sec.gov." Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

              Plum Creek Timber Company, Inc.
              999 Third Avenue, Suite 2300
              Seattle, Washington 98104
              Attention: Director of Investor Relations
              Telephone No.: 1-800-858-5347

===============================================================================




                              8,566,637 SHARES



                      PLUM CREEK TIMBER COMPANY, INC.




                                COMMON STOCK



                                 -----------
                                  PROSPECTUS
                                 -----------







                            Merrill Lynch & Co.

                            Goldman, Sachs & Co.



                                   , 2001



===============================================================================

                                  PART II

             INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth an estimate of the amount of fees and expenses to be incurred by Plum Creek in connection with the issuance and registration of the our common stock under this Registration Statement. All amounts shown are estimates except the Securities and Exchange Commission (the "SEC") registration fee.

      SEC Registration Fee.........................................   $69,650
      Printing Expenses............................................    30,000
      Legal Fees and Expenses......................................   100,000
      Accounting Fees and Expenses.................................    50,000
      NASD Filing Fee..............................................    28,351
                                                                      -------
                   Total............................................ $278,001
                                                                      =======

       All of the costs identified above will be paid by Plum Creek.

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Company's certificate of incorporation limits the liability of the members of the board of directors either to the Company or its stockholders for monetary damages incurred in connection with a breach of a director's fiduciary duty, except for liability incurred (i) in connection with any breach of the director's duty of loyalty to either the Company or its stockholders, (ii) for acts or omissions that occur not in good faith or that involve intentional misconduct or a knowing violation of the law,
(iii) under Section 174 of the Delaware General Corporate Law ("DGCL"), or
(iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to further eliminate or limit the liability of directors, then the liability of a director, in addition to the aforementioned limitations on personal liability, will be limited to the fullest extent permitted by the DGCL, as amended.

       The Company's bylaws require the Company to indemnify its directors, officers and certain other parties against liability in connection with:
(i) suits or proceedings other than those by or in the right of the Company if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was illegal; and (ii) suits or proceedings by or in the right of the Company if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, except that with respect to this clause (ii), no indemnification will be made in connection with any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless the Court of Chancery or the court in which such action or suit was brought determines such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

       The Company's bylaws permit the Company to purchase and maintain insurance on behalf of its directors, officers and certain other parties against any liability asserted against such person and incurred by such person in such capacity, whether or not the Company would have the power or the obligation to indemnify such person.

       The underwriting agreement to be entered into in connection with the transaction will contain provisions which indemnify the officers and directors of the Company in certain circumstances.

       It is the opinion of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933.

ITEM 16.      EXHIBITS

       1.1    Form of Underwriting Agreement.*

       2.1 Agreement and Plan of Merger by and between Plum Creek Timber Company, Inc., Georgia-Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc. and NPC Timber, Inc., dated as of July 18, 2000 and as amended on June 12, 2001 (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13, 2001).

       2.2 Amended and Restated Agreement of Plan of Conversion, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc., Plum Creek Timber Company, L.P. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration File No. 333-71371, filed January 28,
              1999).

       2.3 Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, L.P., Plum Creek Acquisitions Partners, L.P. and Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333- 71371, filed January 28, 1999).

       2.4 Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28,
              1999).

       3.1 Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

       3.2 Certificate of Amendment to Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference for Form 8-K, File No. 1-10239, filed October 9,
              2001).

       3.3 Amended and Restated By-Laws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

       4.1 Form of Common Stock Certificate (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

       4.2 Registration Rights Agreement, dated as of July 1, 1999, by and among PC Advisory Partners, L.P., PCMC Intermediate Holdings, L.P., and Plum Creek Timber Company, Inc.
              (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

       5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the Common Stock being registered (filed herewith).

       8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to material income tax matters.*

       8.2 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain Federal income tax consequences relating to the redemption and the mergers (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13,
              2001).

       23.1   Consent of PricewaterhouseCoopers LLP (filed herewith).

       23.2   Consent of Arthur Andersen LLP (filed herewith).

       23.3 Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 5.1 (included in Exhibit 5.1).

       23.4 Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 8.1 (included in Exhibit 8.1).*

       23.5 Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to Exhibit 8.2 (filed herewith).

       24.1   Power of Attorney (included on signature page).
-------------

* To be filed by amendment.

ITEM 17.      UNDERTAKINGS.

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

       (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 31st day of October, 2001.

                                PLUM CREEK TIMBER COMPANY, INC.


                                By:  /s/  RICK R. HOLLEY
                                     ------------------------------------------
                                         Rick R. Holley
                                         President and Chief Executive Officer


                             POWER OF ATTORNEY

       Each person whose signature appears below constitutes and appoints Rick R. Holley, William R. Brown and James A. Kraft, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 /s/  RICK R. HOLLEY         President, Chief Executive       October 31, 2001
---------------------------  Officer and Director
    Rick R. Holley          (Principal Executive Officer)



 /s/  DAVID D. LELAND        Chairman of the Board and        October 31, 2001
---------------------------  Director
    David D. Leland


 /s/  JOE E. BEVERLY         Director                         October 31, 2001
---------------------------
    Joe. E. Beverly


 /s/  WILLIAM R. BROWN       Executive Vice President and     October 31, 2001
---------------------------  Chief Financial Officer
    William R. Brown         (Principal Financial Officer
                             and Principal Accounting Officer)



 /s/  IAN B. DAVIDSON        Director                         October 31, 2001
---------------------------
    Ian B. Davidson


 /s/  JOHN G. MCDONALD       Director                         October 31, 2001
---------------------------
    John G. McDonald


 /s/  HAMID R. MOGHADAM      Director                         October 31, 2001
---------------------------
    Hamid R. Moghadam


 /s/  WILLIAM E. OBERNDORF   Director                         October 31, 2001
---------------------------
    William E. Oberndorf


 /s/  WILLIAM J. PATTERSON   Director                         October 31, 2001
---------------------------
    William J. Patterson


 /s/  JOHN H. SCULLY         Director                         October 31, 2001
---------------------------
    John H. Scully


 /s/  STEPHEN C. TOBIAS      Director                         October 31, 2001
---------------------------
    Stephen C. Tobias


/s/  SAM A. WILLIAMS         Director                         October 31, 2001
---------------------------
    Sam A. Williams

                             INDEX TO EXHIBITS

1.1    Form of Underwriting Agreement.*

2.1 Agreement and Plan of Merger by and between Plum Creek Timber Company, Inc., Georgia- Pacific Corporation, North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc. and NPC Timber, Inc., dated as of July 18, 2000 and as amended on June 12, 2001 (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13, 2001).

2.2 Amended and Restated Agreement of Plan of Conversion, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc., Plum Creek Timber Company, L.P. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration File No. 333-71371, filed January 28, 1999).

2.3 Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, L.P., Plum Creek Acquisitions Partners, L.P. and Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

2.4 Agreement and Plan of Merger, dated as of July 17, 1998, by and among Plum Creek Timber Company, Inc. and Plum Creek Management Company, L.P. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

3.1 Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

3.2 Certificate of Amendment to Certificate of Incorporation of Plum Creek Timber Company, Inc. (incorporated herein by reference for Form 8-K, File No. 1-10239, filed October 9, 2001).

3.3 Amended and Restated By-Laws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

4.1 Form of Common Stock Certificate (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).

4.2 Registration Rights Agreement, dated as of July 1, 1999, by and among PC Advisory Partners, L.P., PCMC Intermediate Holdings, L.P., and Plum Creek Timber Company, Inc. (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28,
       1999).

5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the Common Stock being registered (filed herewith).

8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to material income tax matters.*

8.2 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain Federal income tax consequences relating to the redemption and the mergers (incorporated herein by reference to Form S-4, Registration File No. 333-47708, filed July 13, 2001).

23.1   Consent of PricewaterhouseCoopers LLP (filed herewith).

23.2   Consent of Arthur Andersen LLP (filed herewith).

23.3   Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to
       Exhibit 5.1 (included in Exhibit 5.1).

23.4   Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to
       Exhibit 8.1 (included in Exhibit 8.1).*

23.5   Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to
       Exhibit 8.2 (filed herewith).

24.1   Power of Attorney (included on signature page).
-------------

* To be filed by amendment.